SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements

for the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión

Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the three-month period

ended September 30, 2008

Fiscal year No. 119 beginning July 1, 2008

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

Of the By-laws:	August 29, 1889

Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.34%

Type of stock	CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206,421	78,206,421

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2008

	09.30.08 (Notes 1 and 3) Ps.	06.30.08 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	75,438,436	71,734,136
Investments (Note 4.b)	227,340,059	289,542,086
Accounts receivable (Note 4.c)	157,548,593	165,246,587
Other receivables (Note 4.d)	70,075,129	64,059,112
Inventory (Note 4.e)	703,929	651,968

Total Current Assets	531,106,146	591,233,889

NON-CURRENT ASSETS
Accounts receivable (Note 4.c)	3,324,745	10,128,417
Other receivables (Note 4.d)	76,341,144	57,704,907
Inventory (Note 4.e)	3,387,266	3,387,266
Fixed assets (Note 4.f)	1,362,452,823	1,312,544,101
Investments (Note 4.b)	256,885,207	267,923,532
Intangible assets (Note 4.g)	1,149,530	1,166,196

Subtotal Non-Current Assets	1,703,540,715	1,652,854,419

Goodwill (Note 4.h)	(4,605,792)	(11,995,410)

Total Non-Current Assets	1,698,934,923	1,640,859,009

Total Assets	2,230,041,069	2,232,092,898

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	172,127,628	217,585,458
Short-term debt (Note 4.j)	152,789,389	105,992,633
Salaries and social security payable (Note 4.k)	22,031,808	24,018,302
Taxes payable (Note 4.l)	56,933,124	60,978,502
Customer advances (Note 4.m)	77,529,578	68,277,098
Related parties (Note 5)	10,201,974	9,785,341
Other liabilities (Note 4.n)	14,615,146	20,536,018

Total Debts	506,228,647	507,173,352

Provisions (Note 4.o)	125,773	655,537

Total Current Liabilities	506,354,420	507,828,889

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	1,736,701	3,240,814
Long-term debt (Note 4.j)	652,652,582	662,301,519
Taxes payable (Note 4.l)	43,933,516	30,234,042
Customer advances (Note 4.m)	93,557,740	84,091,571
Other liabilities (Note 4.n)	10,681,047	10,427,290

Total debts	802,561,586	790,295,236

Provisions (Note 4.o)	7,689,633	7,812,567

Total Non-Current Liabilities	810,251,219	798,107,803

Total Liabilities	1,316,605,639	1,305,936,692

Minority interest	88,293,758	78,000,395

SHAREHOLDERS’ EQUITY	825,141,672	848,155,811

Total Liabilities and Shareholders’ Equity	2,230,041,069	2,232,092,898

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 (Notes 1 and 3) Ps.	09.30.07 (Notes 1 and 3) Ps.
Revenues:
Leases and services	95,128,113	80,140,296
Consumer financing	48,791,886	57,993,141

Total revenues	143,919,999	138,133,437

Costs:
Leases and services	(25,944,557)	(25,794,098)
Consumer financing	(44,373,401)	(26,836,527)
Other	(3,527)	(5,455)

Total costs	(70,321,485)	(52,636,080)

Gross profit:
Leases and services	69,183,556	54,346,198
Consumer financing	4,418,485	31,156,614
Other	(3,527)	(5,455)

Total gross profit	73,598,514	85,497,357

Selling expenses	(42,392,528)	(21,199,609)
Administrative expenses	(28,328,948)	(23,990,086)
Net (loss) income in credit card trusts of Tarjeta Shopping	(23,749,043)	6,707,396
Gain from recognition of inventories at net realizable value	—	185,160

	(94,470,519)	(38,297,139)

Operating (loss) income	(20,872,005)	47,200,218

Equity loss from related companies (Note 5)	—	(14,075)

Amortization of goodwill	(278,477)	(1,012,304)

Financial gain (loss) generated by assets:
Interest income from past-due receivables	1,162,662	1,164,100
Other interest	353,200	555,924
Interest earned from financial placements	4,304,422	6,659,880
Mortgage loans interest (Torres de Abasto)	20,464	28,571
Effect on the present value accounting	(362,491)	(383,631)
Exchange differences	3,660,299	6,596,968
Interest income from related parties (Note 5)	27,773	23,922

Subtotal	9,166,329	14,645,734

Financial gain (loss) generated by liabilities:
Interest expense	(5,121,767)	(10,332,287)
Exchange differences	(8,490,623)	(5,523,503)
Interest and exchange differences with related parties (Note 5)	(8,872,289)	(6,445,950)
Income from operations with derivative financial instruments	1,004,585	—
Other interests	(93,367)	(38,529)
Tax interests	(178,669)	(81,009)

Subtotal	(21,752,130)	(22,421,278)

Total financial results, net	(12,585,801)	(7,775,544)

Other income and expenses, net (Note 4.p)	383,028	375,310

(Loss) Income before taxes and minority interest	(33,353,255)	38,773,605

Income tax	(419,028)	(15,958,126)
Minority interest	10,758,144	(1,676,348)

Net (loss) income	(23,014,139)	21,139,131

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 (Notes 1 and 3) Ps.	09.30.07 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	266,463,724	485,496,379
Cash and cash equivalents as of the end of the period	170,714,704	467,098,981

Net decrease in cash and cash equivalents	(95,749,020)	(18,397,398)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	(23,014,139)	21,139,131
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Financial results	11,656,379	5,831,495
Depreciation of fixed assets	21,050,729	18,471,798
Amortization of allowance for impairment of intangible assets	—	(51)
Amortization of intangible assets	16,666	377,677
Amortization of goodwill	278,477	1,012,304
Net result of fixed assets retired	—	100,937
Doubtful recoverable expenses	—	72,718
(Recovery) Charge of provision for contingencies	(123,948)	690,737
Charge of allowance for doubtful accounts	21,927,305	2,245,135
Provision for directors’ fees	2,898,362	2,466,442
Gain from recognition of inventories at net realizable value	—	(185,160)
Recovery of allowance for impairment of investments	(2,440,707)	—
Net (income) loss in credit card trust	26,493,904	(5,854,423)
Minority interest	(10,758,144)	1,676,348
Income tax	419,028	15,958,126
Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	2,815,152	(25,929,177)
Increase in other receivables and prepaid expenses	(25,104,336)	(8,256,277)
(Increase) Decrease in inventory	(51,961)	126,309
(Decrease) Increase in trade accounts payable	(49,121,212)	2,722,851
Increase in customer advances	18,718,649	7,976,597
Increase (Decrease) in taxes payable	9,398,979	(7,911,839)
Decrease in salaries and social security payable	(2,393,559)	(3,326,601)
Decrease in provision for contingencies	(121,685)	(392,064)
Decrease in other liabilities	(8,565,477)	(2,057,225)
Increase in due to related parties	416,633	5,215,039
Increase in accrued interest	6,000,008	10,800,037

Net cash provided by operating activities	395,103	42,970,864

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 (Notes 1 and 3) Ps.	09.30.07 (Notes 1 and 3) Ps.
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(57,148,389)	(62,471,180)
Advances for shares purchase	—	(757,761)
(Increase) Decrease in investments	(59,548,603)	5,922,457
Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	—	2,102,251
Loans granted	(35,820)	—
Acquisition of land reserves	(892,353)	(2,501)

Net cash used in investing activities	(117,625,165)	(55,206,734)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(13,555,897)	(653,820)
Cash from minority shareholders’ capital contributions	13,383,410	—
Payment of dividends	—	(926,400)
Settlement of advances in bank checking accounts	(263)	(4,581,308)
Advances in bank checking accounts	18,114,444	—
Payment of seller financing Mendoza Plaza Shopping S.A.	(9,090,000)	—
Cash from re-purchase of Series II Notes	(6,743,250)	—
Proceeds from short-term debts	19,372,598	—

Net cash provided by (used in) financing activities	21,481,042	(6,161,528)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(95,749,020)	(18,397,398)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 Ps.	09.30.07 Ps.
Additional information
Cash paid during the period for:
– Interest	18,764,070	10,512,188
– Income tax	5,041,539	1,797,675

Non-cash activities:
– Issuance of credit card receivables, net	10,240,791	29,273,263
– Transference of inventory to non-current investments	—	3,827,433
– Increase in issuance expenses of Notes through an increase in trade accounts payable	—	676,902
– Increase in fixed assets through an increase in trade accounts payable	2,159,269	2,676,092
– Increase in goodwill through a decrease in minority interest	7,668,095	—

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

NOTE 1:	PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of September 30, 2008 and June 30, 2008 and the statements of income and cash flows for the three-month periods ended September 30, 2008 and 2007 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

Financial Statements corresponding to the three-month periods ended September 30, 2008 and 2007 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Consolidated results for the three-month periods ended September 30, 2008 and 2007 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
	09.30.08	09.30.07
Emprendimiento Recoleta S.A.	53.684	53.684	09.30.08
Tarshop S.A. (4)	93.439	80	09.30.08
Shopping Neuquén S.A.	98.14	94.623	09.30.08
Shopping Alto Palermo S.A.	99.9999	99.9999	09.30.08
Fibesa S.A.	99.9999	99.9999	09.30.08
Mendoza Plaza Shopping S.A. (1)	100	85.40	09.30.08
Conil S.A.	50	50	09.30.08
Empalme S.A.I.C.F.A. y G. (5)	100	100	09.30.08
Panamerican Mall S.A.	80	80	09.30.08
E-Commerce Latina S.A. (2)	—	100	—
Comercializadora Los Altos S.A. (3)	100	—	09.30.08

(1)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA). See Note 22 to the unaudited basic financial statements.
(2)	On November 6, 2007, 90% and 10% of shareholders interest was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investment S.A., respectively. See Note 23 to the unaudited basic financial statements.
(3)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA). See Note 23 to the unaudited basic financial statements.
(4)	See Note 12.
(5)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s and Comercializadora Los Altos’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current

Current investments include Certificates of Participation in transferred credit card receivable pursuant to the securitization program of credit card receivable of Tarshop S.A. with a realization term not exceeding twelve months, which has been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Government bonds, US Treasury Bonds and mortgage bonds are valued at quotation value in force at the end of the period/year and time deposits are valued at face value plus accrued interest. The participations in mutual funds have been valued at quotation value in force at the end of the period/year.

b.2.	Interest in other companies and other non-current investments

As of September 30 and June 30, 2008 include Certificates of Participation in securitized receivables, which has been accounted for under the equity method, net of the corresponding allowances for impairment of value, if applicable.

c.	Goodwill

They represent differences between purchase prices and net current values (determined as described in Note 2.5.2 to the unaudited basic financial statements) of assets acquired, restated as mentioned in Note 1, which are amortized by the straight-line method over a period not longer than nineteen years. (Note 2.9 to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.08 Ps.	06.30.08 Ps.
Cash in local currency	3,373,843	4,506,835
Cash in foreign currency	235,645	590,807
Banks in local currency	14,691,487	36,109,854
Banks in foreign currency	57,137,461	30,526,640

Total cash and banks	75,438,436	71,734,136

b)	Investments:

	09.30.08 Ps.	06.30.08 Ps.
Current
Time deposits in local currency	78,430,186	99,857,675
Certificates of Participation in securitized receivables Tarshop S.A. (i)	65,368,653	57,106,123
U.S. Treasury Bonds (i)	47,175,954	24,448,106
Mutual funds in local currency	16,818,219	61,040,590
Mutual funds in foreign currency	27,864	—
PRE 2009 bonds (i)	13,768,950	15,198,950
PRO 2012 bonds (i)	5,872,750	6,178,502
Trust debt titles (i)	2,243,195	2,243,195
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	907,251	1,027,100
BONTE 2006 bonds (i) (Note 7)	33,750	33,750
Allowance for impairment of investments (i)	(3,306,713)	(11,423,228)
Time deposits in foreign currency	—	33,831,323

Total	227,340,059	289,542,086

(i)	Not considered as cash equivalent for purposes of the unaudited consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	09.30.08 Ps.	06.30.08 Ps.
Non-current
Land reserves
- Beruti plot of land	52,029,518	52,029,518
- Caballito plot of land	36,696,254	36,696,254
- Patio Olmos	32,944,213	32,944,213
- Torres Rosario	17,284,634	17,093,340
- Air Space Coto	13,143,445	13,143,445
- Other real estate	3,828,826	3,127,767
Certificates of Participation in securitized receivables	105,353,752	111,674,622
Advances for shares purchasing	1,857,000	1,791,000
Allowance for impairment of investments	(6,252,435)	(576,627)

Total	256,885,207	267,923,532

Total other investments	484,225,266	557,465,618

c)	Accounts receivable:

	09.30.08 Ps.	06.30.08 Ps.
Current
Tarshop S.A. – Credit card receivable	100,738,519	116,972,398
Checks to be deposited	71,390,132	52,095,039
Leases and services receivable	42,277,757	45,815,764
Debtors under legal proceedings	27,509,892	25,355,915
Pass-through expenses receivable	17,639,064	14,843,010
Notes receivable	7,038,691	6,652,697
Tarshop S.A. – Credit card receivable – collection agents	4,211,427	3,828,878
Mortgage receivable – Torres de Abasto	484,931	494,805
Credit card receivable	25,314	47,262
Less:
Allowance for doubtful accounts	(113,767,134)	(100,859,181)

Total	157,548,593	165,246,587

Non-current
Tarshop S.A. – Credit card receivable	8,169,987	9,684,348
Notes receivable	1,407,996	2,099,859
Mortgage receivable – Torres de Abasto	236,572	282,921
Leases and services receivable	196,880	16,832
Less:
Allowance for doubtful accounts	(6,686,690)	(1,955,543)

Total	3,324,745	10,128,417

Total accounts receivable	160,873,338	175,375,004

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

d)	Other receivables:

	09.30.08 Ps.	06.30.08 Ps.
Current
Related parties (Note 5)	26,862,651	26,627,717
Prepaid expenses	13,807,377	12,750,422
Receivables from trust guarantee funds (Note 7)	10,844,294	6,496,791
Asset tax credits	7,380,170	6,010,977
Prepaid services	3,324,231	5,169,379
Receivables for third party services offered in Tarshop’s stores	2,777,395	1,578,010
Loans granted	1,159,649	1,085,330
Income tax, net	805,137	1,005,017
Other tax credits	720,912	695,566
Prepaid gross revenue tax	611,432	562,018
Other prepaid taxes	292,754	465,269
Guarantee deposits	274,519	273,669
Value Added Tax (VAT) receivable	30,009	184,136
Recoverable expenses	24,740	34,250
Gross revenue tax credit	542	542
Others	1,159,317	1,120,019

Total	70,075,129	64,059,112

Non-current
Value Added Tax (VAT) receivable	35,892,967	28,846,060
Deferred income tax	31,275,806	14,648,647
Receivables from trust guarantee funds (Note 7)	7,218,933	12,931,485
Asset tax credits	5,697,887	4,835,544
Doubtful mortgage receivable	2,208,275	2,208,275
Prepaid gross revenue tax	882,870	762,974
Guarantee deposits	392,767	386,464
Prepaid expenses	201,084	243,835
Income tax	110,698	—
Deferred tax allowance	(486,823)	(467,548)
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Implicit interest of non-current receivables	(4,845,045)	(4,482,554)

Total	76,341,144	57,704,907

Total other receivables	146,416,273	121,764,019

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e)	Inventory:

	09.30.08 Ps.	06.30.08 Ps.
Current
Torres de Abasto	325,000	325,000
Resale merchandise	378,929	326,968

Total	703,929	651,968

Non-current
Units under construction (Note 18 to the unaudited basic financial statements)	3,379,206	3,379,206
Others	8,060	8,060

Total	3,387,266	3,387,266

Total Inventory	4,091,195	4,039,234

f)	Fixed assets:

	09.30.08 Ps.	06.30.08 Ps.
Properties:
Shopping Centers:
Abasto	172,880,755	174,725,318
Panamerican Mall	171,154,642	159,502,849
Alto Palermo	167,594,664	170,512,933
Patio Bullrich	96,251,813	98,063,269
Alto Avellaneda	92,935,978	95,905,197
Mendoza Plaza	87,335,011	88,363,238
Alto Rosario	82,641,518	83,146,771
Córdoba shopping – Villa Cabrera (Note 13 to the unaudited basic financial statements)	70,106,722	71,186,130
Paseo Alcorta	56,797,803	56,006,893
Alto Noa	24,517,222	25,039,335
Buenos Aires Design	12,957,890	13,568,377
Neuquén project (Note 10)	10,321,481	10,321,481
Facilities	20,540,503	18,602,404
Furniture and fixture	12,039,652	11,012,780
Other properties	8,307,740	8,418,168
Computer equipment	3,643,793	3,687,768
Software	3,054,639	3,526,011
Leasehold improvements	1,951,941	2,328,992
Vehicles	49,159	25,242
Financial advance for purchase of fixed assets (Note 19 and 26 to the unaudited basic financial statements)	73,095,205	60,025,376
Work in progress:
- Panamerican Mall work in progress	157,678,307	123,858,063
- Shopping centers improvements	33,917,825	32,179,956
- Tarshop work in progress	2,678,560	2,537,550

Total Fixed assets	1,362,452,823	1,312,544,101

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g)	Intangible assets:

	09.30.08 Ps.	06.30.08 Ps.
Pre-operating expenses	1,096,671	1,099,308
Trademarks	52,859	66,888

Total Intangible assets	1,149,530	1,166,196

h)	Goodwill:

	09.30.08 Ps.	06.30.08 Ps.
- Fibesa S.A.	3,935,412	4,448,728
- Tarshop S.A.	7,668,095	—
- Emprendimiento Recoleta S.A.	(392,276)	(410,956)
- Mendoza Plaza Shopping S.A.	(6,256,925)	(6,314,454)
- Empalme S.A.I.C.F.A. y G.	(9,560,098)	(9,718,728)

Total Goodwill	(4,605,792)	(11,995,410)

i)	Trade accounts payable:

	09.30.08 Ps.	06.30.08 Ps.
Current
Suppliers	144,140,622	191,021,405
Accruals	27,211,726	26,070,530
Foreign suppliers	20,866	40,716
Others	754,414	452,807

Total	172,127,628	217,585,458

Non-current
Suppliers	1,736,701	3,240,814

Total	1,736,701	3,240,814

Total Trade accounts payable	173,864,329	220,826,272

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

j)	Short-term and long-term debt:

	09.30.08 Ps.	06.30.08 Ps.
Current
– Banks
Overdrafts	18,114,444	263
Banco Comafi (Note 7)	4,148,111	6,953,469
Standard Bank loan (formerly Bank Boston)	9,107,468	7,100,000
Banco Mariva	1,500,569	—
Banco Itaú Buen Ayre	7,407,599	6,008,828
Banco Supervielle (Note 7)	10,910,485	13,900,536
Interest payable to credit card trust	6,688,863	4,125,375
Banco Industrial de Azul (Note 7)	5,000,000	7,500,000
Banco CMF (Note 7)	8,050,000	5,250,000
Banco BST	4,600,000	4,600,000
Bank interests (Note 7)	1,578,728	1,044,060
Banco BNP Paribas	6,994,749	4,500,000

Subtotal	84,101,016	60,982,531

– Financial
US Notes and Argentine peso–linked Notes	19,882,662	—
Accrued interest of US Notes and Argentine peso–linked Notes	16,074,253	4,831,972
Related parties’s shareholders loans	12,305,935	8,236,122
Debt for purchase of Beruti plot of land (Note 24 to the unaudited basic financial statements)	11,625,219	10,780,688
Seller financing – Mendoza Plaza Shopping S.A. (Note 22 to the unaudited basic financial statements)	—	9,090,000
Seller financing – Empalme S.A.I.C.F.A. y G. – Principal	6,270,000	6,050,000
Accrued interest for Unsecured Convertible Notes (Note 5)	2,880,063	6,536,540
Seller financing – Empalme S.A.I.C.F.A. y G. – Accrued interest	97,185	3,025
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,012,274)	(1,197,540)
Others	565,330	679,295

Subtotal	68,688,373	45,010,102

Total	152,789,389	105,992,633

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	09.30.08 Ps.	06.30.08 Ps.
Non-current
– Financial
US Notes and Argentine peso-linked Notes - Principal	495,495,971	511,419,833
Unsecured convertible Notes (Note 5)	148,059,573	142,864,500
Debt for purchase of Beruti plot of land (Note 24 to the unaudited basic financial statements)	13,315,702	12,431,282
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,364,262)	(4,604,990)
Others	145,598	190,894

Subtotal	652,652,582	662,301,519

Total	652,652,582	662,301,519

Total short-term and long-term debt	805,441,971	768,294,152

k)	Salaries and social security payable:

	09.30.08 Ps.	06.30.08 Ps.
Provision for annual complementary salary, vacation, bonuses and others	13,218,292	18,340,332
Social security payable	5,418,006	4,670,753
Salaries payable	342,755	388,783
Others (i)	3,052,755	618,434

Total salaries and social security payable	22,031,808	24,018,302

(i)	As of September 30, 2008 it includes the debt related to the program of capitalization for the executive personnel (Note 15 to the unaudited basic financial statements).

l)	Taxes payable:

	09.30.08 Ps.	06.30.08 Ps.
Current
Income tax, net	30,065,818	35,277,954
Value Added Tax (VAT) payable, net	12,962,804	13,578,236
Income tax withholdings	3,810,973	1,487,736
Other tax withholdings	3,618,135	3,942,496
Gross revenue tax provision	2,360,943	1,477,176
Other tax payable	1,493,433	2,408,359
Gross revenue tax withholdings	1,290,673	1,106,924
Asset tax payable, net	637,483	1,152,756
Provision for tax on personal assets of shareholders	399,607	258,788
Tax amnesty plan for gross revenue tax payable	293,255	288,077

Total	56,933,124	60,978,502

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	09.30.08 Ps.	06.30.08 Ps.
Non-current
Deferred income tax	32,625,819	28,623,728
Income tax, net	9,026,173	—
Tax amnesty plan for gross revenue tax payable	1,535,026	1,610,314
Asset tax payable	746,498	—

Total	43,933,516	30,234,042

Total taxes payable	100,866,640	91,212,544

m)	Customer advances:

	09.30.08 Ps.	06.30.08 Ps.
Current
Admission rights	38,191,995	34,906,442
Lease and pass-through expenses advances (i) (Note 11)	21,950,146	19,213,544
Customer advances	15,450,945	12,382,230
Guarantee deposits	1,936,492	1,774,882

Total	77,529,578	68,277,098

Non-current
Admission rights	56,633,095	48,612,652
Lease and pass-through expenses advances (i) (Note 11)	36,924,645	35,478,919

Total	93,557,740	84,091,571

Total customer advances	171,087,318	152,368,669

(i)	It includes a payment advance of Ps. 5.5 million from Wal - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term as from the date in which the commercial center is inaugurated or from the day in which the lessee opens the store prior to the inauguration of the commercial center.

n)	Other liabilities:

	09.30.08 Ps.	06.30.08 Ps.
Current
Provision for Directors’ fees (Note 5)	13,945,937	11,047,575
Advances to Directors (Note 5)	(7,568,768)	(1,322,031)
Donations payable (Note 5)	3,937,842	4,655,948
Operations with derivative financial instruments (Note 20 to the unaudited basic financial statements)	3,226,200	4,599,785
Contributed leasehold improvements (Note 9)	475,541	1,015,300
Withholdings and guarantee deposits	442,340	388,221
Others	156,054	151,220

Total	14,615,146	20,536,018

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	09.30.08 Ps.	06.30.08 Ps.
Non-current
Contributed leasehold improvements (Note 9)	10,328,272	10,055,089
Others liabilities higher value	220,198	239,627
Directors’ guarantee deposits (Note 5)	12,000	12,000
Others	120,577	120,574

Total	10,681,047	10,427,290

Total Other liabilities	25,296,193	30,963,308

o)	Provisions:

	09.30.08 Ps.	06.30.08 Ps.
Current
Provision for contingencies	125,773	655,537

Total	125,773	655,537

Non-current
Provision for contingencies	7,689,633	7,812,567

Total	7,689,633	7,812,567

Total Provisions	7,815,406	8,468,104

p)	Other income and expenses, net:

	09.30.08 Ps.	09.30.07 Ps.
Recovery of contingencies, net	3,118	101,916
Tax on personal assets of shareholders (Note 5)	(140,819)	(137,470)
Donations (Note 5)	(46,475)	(16,403)
Recovery of doubtful recoverable expenses	(20,414)	(72,718)
Recovery of allowances	—	484,359
Others	587,618	15,626

Total other income and expenses, net	383,028	375,310

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2008 Ps.	09.30.2007 Ps.	09.30.2008 Ps.	06.30.2008 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,273,825	1,740,363
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(5,948,596)	(4,336,898)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(3,177,775)	(3,356,514)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,935,469)	(4,392,706)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(99,499,451)	(96,008,242)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(1,046,411)	187,700	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(943,543)	(2,141,448)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,506,074)	(46,804,107)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,899,652)	(2,114,246)	—	—
Other Shareholders	Shareholder	Other expenses, net - Tax on personal assets	(140,819)	(137,470)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees	—	1,500	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	50,710	217,135
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Administration fees	10,500	10,500	—	—
Inversora del Puerto	Subsidiary of Alto Palermo S.A. (APSA)	Related parties result	—	(14,075)	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	13,301	6,857
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(168,621)	(379,062)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(634,043)	(330,287)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2008 Ps.	09.30.2007 Ps.	09.30.2008 Ps.	06.30.2008 Ps.
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(20,802)	2,182	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,313,411	4,189,432
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(587,293)	(830,151)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	192,420	(371,399)	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	—	5,367	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(10,846)	(31,051)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Other current receivables	—	—	—	4,158
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(257,395)	(210,961)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(318,812)	(276,638)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	22,500,560	19,027,739
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(5,820,711)	(4,811,133)
Loans to personnel	Employees	Other current receivables	—	—	1,253,914	1,132,766
Loans to personnel	Employees	Interest income	27,773	23,922	—	—
Loans to personnel	Employees	Interests and exchange differences with related parties	(8)	—	—	—
Directors	Directors	Short-term debt	—	—	(610)	(1,384)
Directors	Directors	Long-term debt	—	—	(31,350)	(30,250)
Directors	Directors	Interests and exchange differences with related parties	(1,874)	(1,366)	—	—
Directors and management	Directors	Other current receivables	—	—	21,274	21,273
Directors	Directors	Other current liabilities	—	—	(6,377,169)	(9,725,544)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(3,184,812)	(2,816,919)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			09.30.2008 Ps.	09.30.2007 Ps.	09.30.2008 Ps.	06.30.2008 Ps.
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(3,937,842)	(4,655,948)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses - donations	(40,000)	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,958	3,958
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	907,251	1,027,100
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	5,944	6,808
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(42,360)	(29,496)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	288,508	142,580
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(441)	(1,002)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,698)	(21,901)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(1,357)	(989)	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,921	7,747
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	3,422
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10,223	10,223
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,977	3,945
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	113,826	108,502
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(136,973)	(136,973)
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	809
Puerto Retiro S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	68	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 6:	SEGMENT INFORMATION

	Leases and Services Ps.	Consumer financing Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 09.30.08 Ps.	Total as of 09.30.07 Ps.
Revenues	95,448,957	48,791,886	—	144,240,843	(320,844)	143,919,999	138,133,437
Costs	(25,938,357)	(45,279,415)	(9,727)	(71,227,499)	906,014	(70,321,485)	(52,636,080)

Total gross profit as of 09.30.08	69,510,600	3,512,471	(9,727)	73,013,344	585,170	73,598,514	—

Total gross profit as of 09.30.07	54,874,895	30,600,739	21,723	85,497,357	—	—	85,497,357

Expenses:
Selling expenses	(5,151,831)	(37,237,306)	(3,391)	(42,392,528)	—	(42,392,528)	(21,199,609)
Administrative expenses	(10,790,498)	(17,538,589)	—	(28,329,087)	139	(28,328,948)	(23,990,086)
Net (loss) income in credit card trust	—	(23,749,043)	—	(23,749,043)	—	(23,749,043)	6,707,396
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	185,160

Operating income (loss) 09.30.08	53,568,271	(75,012,467)	(13,118)	(21,457,314)	585,309	(20,872,005)	—

Operating income 09.30.07	39,932,567	7,062,371	205,280	47,200,218	—	—	47,200,218

Equity loss from related companies	—	—	—	—	—	—	(14,075)
Amortization of goodwill	(278,477)	—	—	(278,477)	—	(278,477)	(1,012,304)
Financial results, net	(12,178,864)	166,830	11,542	(12,000,492)	(585,309)	(12,585,801)	(7,775,544)
Other income and expenses, net	(125,984)	509,012	—	383,028	—	383,028	375,310

Income (loss) before taxes and minority interest 09.30.08	40,984,946	(74,336,625)	(1,576)	(33,353,255)	—	(33,353,255)	—

Income (Loss) before taxes and minority interest 09.30.07	31,093,932	7,281,343	398,330	38,773,605	—	—	38,773,605

Income tax expense	(17,696,076)	17,276,497	551	(419,028)	—	(419,028)	(15,958,126)
Minority interest	(653,881)	11,412,025	—	10,758,144	—	10,758,144	(1,676,348)

Net income (loss) 09.30.08	22,634,989	(45,648,103)	(1,025)	(23,014,139)	—	(23,014,139)	—

Net income 09.30.07	16,080,004	4,800,212	258,915	21,139,131	—	—	21,139,131

Depreciation and amortization 09.30.08 – 3 months	20,427,896	917,976	—	21,345,872	—	21,345,872	—

Depreciation and amortization 06.30.08 – 12 months	75,125,344	4,059,895	—	79,185,239	—	—	79,185,239

Acquisitions of fixed assets 09.30.08 – 3 months	70,467,478	491,973	—	70,959,451	—	70,959,451	—

Acquisitions of fixed assets 06.30.08 – 12 months	265,142,166	6,821,999	—	271,964,165	—	—	271,964,165

Operating assets as of 09.30.08	1,612,981,482	99,846,650	809,931	1,713,638,063	—	1,713,638,063	—

Operating assets as of 06.30.08	1,530,554,985	113,050,709	819,805	1,644,425,499	—	—	1,644,425,499

Non operating assets as of 09.30.08	318,655,932	197,747,074	—	516,403,006	—	516,403,006	—

Non operating assets as of 06.30.08	390,038,242	197,629,157	—	587,667,399	—	—	587,667,399

Total assets as of 09.30.08	1,931,637,414	297,593,724	809,931	2,230,041,069	—	2,230,041,069	—

Total assets as of 06.30.08	1,920,593,227	310,679,866	819,805	2,232,092,898	—	—	2,232,092,898

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Consumer Financing (prior Credit card) and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others: This segment includes the results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

•

A pledge was granted to Nuevo Banco Industrial de Azul S.A. over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI in the face value amount of Ps. 12,135,900.

•

In addition, during the current period Tarshop S.A. granted a pledge to Banco CMF S.A., over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXXIII in the face value amount of Ps. 10,119,997; and to Banco Comafi S.A., also as pledge, over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII and XXXV in the amount of face value Ps. 9,128,679.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 7:	(Continued)

•

During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII and XXXVIII, in the face value amount of Ps. 11,108,236.

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 11).

•	The current investments accounts include BONTE 2006 titles for Ps. 33,750, which are deposited as rental guarantee.

•

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of September 30, 2008 amounted to Ps. 11,350,431. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 8:	(Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet. Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period, net of the corresponding allowances for impairment of value, if applicable, on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed to a consumer portfolio securitization program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 1,891 million as of September 30, 2008 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 1,591 million, TDF Series “B” for Ps. 117 million, CP Series “C” for Ps. 182 million, and CP Series “D” for Ps. 1 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina. Cash reserves for losses in the amount of Ps. 16.2 million have been made as credit protection for investors.

NOTE 9:	CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 121,077 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,168,990 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the unaudited basic financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 10:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these unaudited financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days’ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

NOTE 11:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC,

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 11:	(Continued)

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”).The occupation was established for a 10-year period counted as from the starting date and cit is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the said in rem right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 11:	(Continued)

Principal owed as of September 30, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease and pass-through expenses advances for Ps. 17,816,282 (Note 4.m).

NOTE 12:	CAPITAL INCREASE AND LOAN TO TARSHOP S.A.

Due to the international financial context, there has been high volatility in the interest rates and increases in the so called systemic default that have affected performance and financing of consumer financing business. Increased default levels have brought about an increase in the subordination of financial trusts that coupled to the changes in the tax treatment afforded to them, the higher interest rate due to risk increase and a certain deceleration of private consumption, generated the need to review the general and specific economic perspectives of Tarshop S.A.’s activity.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, in September 2008 APSA decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

To supplement the financial support, various measures were implemented since then by means of direct advisory of APSA’s management at Tarshop. Such measures were aimed at improving Tarshop S.A.’s performance downsizing the structure of points of sales with the subsequent decrease in personnel by 17%, the reduction of 13 points of sales and the reduction of leased centralized areas by 10%. Rationalization of resources has included areas such as consulting.

In line with commercial actions, the following measures among others were recently implemented:

(i) Redesigning the structure of distribution channels.

(ii) Changes in cash and financing plans to stores.

(iii) Renegotiating conditions with adhered establishments.

After September 30, 2008, within the changing general context and following the strategic plan built-in and implemented by APSA, loans were granted to Tarshop S.A. for a total amount of Ps. 66 million to improve its financial position given the particular moment by which the financial trust segment is going through, to which part of its activity belongs. APSA is currently evaluating the convenience of capitalizing these loans.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

NOTE 12:	(Continued)

It is outlined likewise that the recent amendment to the tax treatment to financial trusts and other changes boosted by the Federal Executive calls for an ongoing adjustment monitoring fine-tuning the positioning strategy of Tarshop S.A., upon the comings and goings of this juncture.

29

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30 and June 30, 2008

	09.30.08 (Notes 1 and 2) Ps.	06.30.08 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	49,249,615	23,602,140
Investments (Schedules D and I)	56,235,462	168,878,563
Accounts receivable (Note 3.b and Schedule I)	70,280,282	61,831,803
Other receivables (Note 3.c and Schedule I)	42,586,307	59,597,131
Inventory (Note 3.d)	546,763	518,732

Total Current Assets	218,898,429	314,428,369

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	583,714	784,976
Other receivables (Note 3.c and Schedule I)	476,056	448,177
Inventory (Note 3.d)	3,379,206	3,379,206
Equity investments (Schedule C)	742,861,666	649,177,848
Investments (Schedule D)	157,440,191	156,481,838
Fixed assets (Schedule A)	617,838,011	618,647,636
Intangible assets (Schedule B)	50,637	62,997

Total Non-Current Assets	1,522,629,481	1,428,982,678

Total Assets	1,741,527,910	1,743,411,047

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	17,940,227	28,197,107
Short-term debt (Note 3.f and Schedule I)	73,703,971	35,882,812
Salaries and social security payable (Note 3.g and Schedule I)	9,051,519	13,819,548
Taxes payable (Note 3.h and Schedule I)	28,445,913	29,874,445
Customer advances (Note 3.i and Schedule I)	50,809,551	45,354,505
Related parties (Note 5 and Schedule I)	9,063,244	6,359,846
Other liabilities (Note 3.j and Schedule I)	10,245,102	15,394,661

Total debts	199,259,527	174,882,924

Provisions (Note 3.k and Schedules E and I)	—	122,699

Total Current liabilities	199,259,527	175,005,623

NON-CURRENT LIABILITIES
Debts:
Long-term debt (Note 3.f and Schedule I)	652,506,984	662,110,625
Taxes payable (Note 3.h and Schedule I)	20,046,957	14,919,688
Customer advances (Note 3.i and Schedule I)	39,842,892	38,627,408
Other liabilities (Note 3.j and Schedule I)	363,511	12,000

Total debts	712,760,344	715,669,721

Provisions (Note 3.k and Schedules E and I)	4,366,367	4,579,892

Total Non-Current Liabilities	717,126,711	720,249,613

Total Liabilities	916,386,238	895,255,236

SHAREHOLDERS’ EQUITY (per related statement)	825,141,672	848,155,811

Total Liabilities and Shareholders’ Equity	1,741,527,910	1,743,411,047

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 (Notes 1 and 2) Ps.	09.30.07 (Notes 1 and 2) Ps.
Revenues:
Leases and services	56,726,946	49,417,547

Total revenues	56,726,946	49,417,547

Costs:
Leases and services (Schedule H)	(14,787,894)	(14,658,246)
Other (Schedule F)	(3,527)	(5,455)

Total costs	(14,791,421)	(14,663,701)

Gross profit:
Leases and services	41,939,052	34,759,301
Other	(3,527)	(5,455)

Total gross profit	41,935,525	34,753,846

Selling expenses (Schedule H)	(2,312,255)	(3,591,297)
Administrative expenses (Schedule H)	(7,895,428)	(6,232,252)

Subtotal expenses	(10,207,683)	(9,823,549)

Gain from recognition of inventories at net realizable value	—	185,160

Operating income	31,727,842	25,115,457

Net (loss) income on equity investments (Note 6)	(31,701,616)	12,057,254

Financial gain generated by assets:
Interest income from related parties (Note 5)	605,582	151,275
Interest income from past-due receivables	696,382	674,342
Other interest	234,504	478,513
Mortgage loans interest Torres de Abasto	20,464	28,571
Interest earned from financial placement	2,578,901	5,457,786
Exchange differences	1,554,463	6,498,243

Subtotal	5,690,296	13,288,730

Financial gain (loss) generated by liabilities:
Income from operations with derivative financial instruments (Note 20)	1,004,585	—
Interests and exchange differences with related parties (Note 5)	(8,871,041)	(6,451,040)
Financial costs	(4,908,266)	(9,978,938)
Exchange differences	(8,334,154)	(5,391,468)
Interests on taxes payable	(63,524)	(49,890)
Other interests	(27,948)	(29)

Subtotal	(21,200,348)	(21,871,365)

Financial results, net	(15,510,052)	(8,582,635)

Other income and expenses, net (Note 3.l)	(136,017)	215,511

(Loss) Income before taxes	(15,619,843)	28,805,587

Income tax (Note 9)	(7,394,296)	(7,666,456)

Net (loss) income for the period	(23,014,139)	21,139,131

Net basic (loss) earnings per share (Note 8)	(0.0294)	0.0270

Net diluted (loss) earnings per share (Note 8)	(0.0078)	0.0113

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

Items	Shareholders’ contributions				Appraisal revaluation reserve (Note 2.19) Ps.	New projects reserve Ps.	Legal reserve (Note 11) Ps.	Accumulated retained earnings Ps.	Total as of 09.30.08 Ps.	Total as of 09.30.07 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of the beginning of the year	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	62,508,872	16,092,018	79,969,977	848,155,811	823,907,227
Net (loss) income for the period	—	—	—	—	—	—	—	(23,014,139)	(23,014,139)	21,139,131

Balances as of 09.30.08	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	62,508,872	16,092,018	56,955,838	825,141,672	—

Balances as of 09.30.07	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	85,195,695	—	845,046,358

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 (Notes 1 and 2) Ps.	09.30.07 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	171,103,253	387,556,247
Cash and cash equivalents at the end of the period	85,843,377	377,608,892

Decrease in cash and cash equivalents	(85,259,876)	(9,947,355)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss) income for the period	(23,014,139)	21,139,131
Adjustments to reconcile net (loss) income to cash flows from operating activities:
• Financial results	11,283,583	5,413,662
• Doubtful recoverable expenses	—	72,718
• Depreciation of fixed assets	11,233,399	9,711,146
• Amortization of intangible assets	12,360	373,367
• (Recovery) Charge of provision for contingencies	(214,539)	733,853
• Net carrying value of decreases in fixed assets	—	100,936
• Provisions for Directors’ fees	2,131,513	1,854,288
• Net income on equity investments	31,701,616	(12,057,254)
• Gain from recognition of inventories at net realizable value	—	(185,160)
• Charge of allowance for doubtful accounts	400,488	1,116,674
• Income tax	7,394,296	7,666,456
Changes in operating assets and liabilities:
• Increase in accounts receivable	(8,647,705)	(4,259,572)
• Decrease (Increase) in other receivables	9,011,432	(6,406,275)
• (Increase) Decrease in inventory	(28,031)	129,398
• (Decrease) Increase in trade accounts payable	(10,256,880)	2,382,329
• Increase in customer advances	6,670,530	6,031,733
• Decrease in salaries and social security payable	(4,768,029)	(4,113,416)
• Decrease in taxes payable	(3,695,559)	(2,863,360)
• Decrease in other liabilities	(6,929,561)	(1,287,065)
• Decrease in provisions	(121,685)	(201,100)
• Decrease in due to related parties	(1,368,268)	(233,952)
• Increase in accrued interest	2,275,320	9,105,833

Net cash provided by operating activities	23,070,141	34,224,370

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease (Increase) of investments	1,735,750	(7,524,494)
• Dividends collected	5,102,807	1,073,600
• Acquisition of land reserves	(892,353)	(2,501)
• Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	—	2,102,251
• Acquisition of fixed assets	(10,423,774)	(34,995,242)
• Advances for shares purchase	—	(757,761)
• Proceeds from the liquidation of Inversora del Puerto S.A.	—	16,011
• Irrevocable contributions in related parties	(53,733,641)	(210,000)
• Capital and additional paid-in-capital contributions	(56,000,000)	—
• Collection of receivables from related parties	3,600,000	250,000

Net cash used in investing activities	(110,611,211)	(40,048,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Cash from re-purchase of Series II notes	(6,743,250)	—
• Payment of seller financing Mendoza Plaza Shopping S.A.	(9,090,000)	—
• Advances (Settlement of advances) in bank checking accounts	18,114,444	(4,123,589)

Net cash provided (used in) by financing activities	2,281,194	(4,123,589)

DECREASE IN CASH AND CASH EQUIVALENTS	(85,259,876)	(9,947,355)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months).

The accompanying notes and schedules are an integral part of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

	09.30.08 Ps.	09.30.07 Ps.
Additional information
– Interest paid	7,376,434	8,533,554
– Income tax paid	1,628,219	—

Non-cash activities:
– Transference of inventory to non-current investments	—	3,827,433
– Offsetting of related parties accounts payable and receivable	71,666	1,526,798
– Increase in related parties accounts receivable through a decrease in non-current investments	—	21,623,318
– Decrease of related parties accounts payable through a decrease in non-current investments	—	46,581,654
– Increase in expenses from the issuance of Notes through an increase in accounts payable	—	676,902
– Increase in non-current investments through an increase in related parties accounts payable	4,000,000	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

Notes to the Unaudited Financial Statements

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These unaudited financial statements are stated in Argentine pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial statements corresponding to the three-month periods ended September 30, 2008 and 2007 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the three-month periods ended September 30, 2008 and 2007 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 an 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these unaudited financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of September 30, 2008 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 85.7 million, approximately, which should be charged to results of previous years for Ps. 87.1 million (loss) and to results of the year for Ps. 1.4 million (gain).

(ii)	a decrease in assets for equity investments of Ps. 34.3 million, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 35.3 million (loss) and to results of the year for Ps. 1 million (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 1:	(Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in million of Pesos)	Amount arising from equity investments (in million of Pesos)
No fixed term	20.9	3.3
2008	3.9	3.9
2009	3.9	3.9
2010	3.9	3.9
2011	3.9	3.9
2012	3.9	3.9
In greater than 2013	45.3	11.5

	85.7	34.3

COMPARATIVE INFORMATION

Certain amounts of the unaudited financial statements for three-month period ended September 30, 2007 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred to the buyer the risk of ownership.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at the end of the period/year.

Time deposits have been valued at its face value plus accrued interest at the end of the period/year.

Government bonds have been valued at quotation value at the end of the period/year.

See the breakdown of current investments in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values require complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

5.3.	Land reserve

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at the end of the period/year.

See the breakdown of investments in land reserve in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment, if applicable.

Inventories on which pre-payments were received that fix prices, and the contractual conditions of the operation ensures the consummation of the sale and the respective gain, are valued at net realizable value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barter subscribed with Condominios del Alto S.A. on October 11, 2007 (Note 18). This right has been valued in accordance with the accounting measurement criterion of inventories to receive, as above mentioned, and is disclosed in “Inventory”.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at the end of the period/year.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the end of the period/year.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term and the goodwill recorded by the purchase of shares of Mendoza Plaza Shoping S.A., is amortized over a nineteen-year term.

The goodwill related to the affiliate Tarshop S.A. has been determined due to an increase in the equity interest that took place during this quarter.

As regards this goodwill, the Company is currently analyzing the current value of assets and liabilities acquired under Technical Resolution No. 21, point 1.3.1.2 “Subsequent adjustments related to the acquisition time”. Goodwills generated by acquiring interests in the companies have been disclosed in the account long-term investments (Schedule C).

Amortization is shown in “Net income on equity investments” in the Statements of Income (Note 6).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at the end of the period/year.

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are disclosed at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time. Arm’s length transfers not containing interests are disclosed at current value at the end of the period/year.

14.	Other receivables and liabilities

•	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at the end of the period/year, when applicable.

•	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

In these cases, for the shopping centers, the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

•

For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the three-month period ended September 30, 2008 and the fiscal year ended June 30, 2008 are detailed in Schedule E.

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

18.	Derivative financial instruments

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

The detail of the Company’s activities with derivative financial instruments is included in Note 20.

Liabilities originated from derivative instruments are related to forward contracts of foreign currency and have been valued at estimated settlement cost.

Differences arising from applying the detailed measurement criterion have been recognized as income/loss for the period in financial loss generated by liabilities.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

19.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historical nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

20.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

21.	Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used.

22.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.08 Ps.	06.30.08 Ps.
Cash in local currency	230,199	206,606
Cash in foreign currency (Schedule G)	51,809	28,141
Banks in local currency	1,003,744	19,310,741
Banks in foreign currency (Schedule G)	47,963,863	4,056,652

Total cash and banks	49,249,615	23,602,140

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

b)	Accounts receivable:

	09.30.08 Ps.	06.30.08 Ps.
Current
Checks to be deposited	37,780,890	27,662,532
Leases and services receivable (Schedule G)	24,154,889	27,674,996
Debtors under legal proceedings	18,230,696	17,062,455
Pass-through expenses receivable	8,877,671	7,533,486
Notes receivable (Schedule G)	2,919,395	3,581,235
Mortgage receivable - Torres de Abasto	484,932	494,805
Credit card receivable	12	12
Less:
Allowance for doubtful accounts (Schedule E)	(22,168,203)	(22,177,718)

Total	70,280,282	61,831,803

Non-current
Notes receivable	347,142	485,224
Mortgage receivable - Torres de Abasto	236,572	282,921
Leases and services receivable	—	16,831

Total	583,714	784,976

Total accounts receivable	70,863,996	62,616,779

c)	Other receivables:

	09.30.08 Ps.	06.30.08 Ps.
Current
Related parties (Note 5)	26,738,979	38,056,672
Prepaid expenses (Schedule G)	11,711,543	10,851,031
Prepaid services	1,532,185	2,975,412
Loans granted	1,159,649	1,085,330
Other tax credits	468,989	478,982
Prepaid gross revenue tax	354,273	322,182
Guarantee deposits (i)	146,965	146,115
Other prepaid tax	135,748	151,257
Recoverable expenses	16,303	16,266
Other tax credits – Gross revenue tax	542	542
Dividends receivable (Note 5)	—	5,102,807
Others	321,131	410,535

Total	42,586,307	59,597,131

Non-current
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenue tax	476,056	448,177

Total	476,056	448,177

Total other receivables	43,062,363	60,045,308

(i)	Includes deposits which are restricted (see Note 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

d)	Inventory:

	09.30.08 Ps.	06.30.08 Ps.
Current
Torres de Abasto (i)	325,000	325,000
Resale merchandise	221,763	193,732

Total	546,763	518,732

Non-current
Units under construction (Note 18)	3,379,206	3,379,206

Total	3,379,206	3,379,206

Total Inventory	3,925,969	3,897,938

(i)	It is disclosed net of the allowance for impairment of Ps. 82,025 as of September 30, 2008 and June 30, 2008. (See Schedule E).

e)	Trade accounts payable:

	09.30.08 Ps.	06.30.08 Ps.
Accruals (Schedule G)	10,357,381	13,804,858
Suppliers (Schedule G)	6,963,030	14,222,796
Foreign suppliers (Schedule G)	20,866	40,716
Others	598,950	128,737

Total trade accounts payable	17,940,227	28,197,107

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

f)	Short-term and long-term debt:

	09.30.08 Ps.	06.30.08 Ps.
Short-term debt
– Banks
Overdrafts	18,114,444	—

Subtotal	18,114,444	—

– Financial
US Notes and Argentine peso-linked Notes (iii)	19,882,662	—
Accrued interest of US Notes and Argentine peso-linked Notes (Schedule G) (iii)	16,074,253	4,831,972
Debt for purchase of Beruti plot of land (Note 24) (Schedule G)	11,625,219	10,780,688
Seller financing – Mendoza Plaza Shopping S.A. (iv) (Schedule G)	—	9,090,000
Seller financing – Empalme S.A.I.C.F.A. y G. – Principal (ii) (Schedule G)	5,956,500	5,747,500
Accrued interest for Unsecured Convertible Notes (i) (Note 5 and Schedule G)	2,880,063	6,536,540
Seller financing – Empalme S.A.I.C.F.A. y G. – Accrued interest (ii) (Schedule G)	92,326	2,874
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,012,274)	(1,197,540)
Others	90,778	90,778

Subtotal	55,589,527	35,882,812

Total	73,703,971	35,882,812

Long-term debt
– Financial
US Notes and Argentine peso-linked Notes (Schedule G) (iii)	495,495,971	511,419,833
Unsecured Convertible Notes (i) (Note 5 and Schedule G)	148,059,573	142,864,500
Debt for purchase of Beruti plot of land (Note 24) (Schedule G)	13,315,702	12,431,282
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,364,262)	(4,604,990)

Total	652,506,984	662,110,625

Total short-term and long-term debt	726,210,955	697,993,437

(i)	See Note 10.
(ii)	Represent the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On June 16, 2008 the third principal installment was cancelled. (See Note 10).
(iii)	See Note 16.
(iv)	See Note 22.

g)	Salaries and social security payable:

	09.30.08 Ps.	06.30.08 Ps.
Provision for annual complementary salary, vacation and bonuses	4,036,283	11,906,337
Social security payable	2,905,543	1,596,771
Others (i)	2,109,693	316,440

Total salaries and social security payable	9,051,519	13,819,548

(i)	As of September 30, 2008 includes debt related to the compensation plan for executive management (Note 15)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

h)	Taxes payable:

	09.30.08 Ps.	06.30.08 Ps.
Current
Income tax	18,184,701	22,150,096
Value Added Tax (VAT) payable, net	4,695,665	4,703,607
Income tax withholdings	2,806,402	1,037,316
Gross revenue tax withholdings	1,032,557	837,361
Gross revenue tax provision	688,438	354,996
Provision for tax on personal assets of shareholders	399,608	258,789
Other taxes payable	345,287	244,203
Tax amnesty plan for gross revenue tax payable	293,255	288,077

Total	28,445,913	29,874,445

Non-current
Deferred income tax (Note 9)	17,468,353	13,309,374
Tax amnesty plan for gross revenue tax payable	1,535,025	1,610,314
Income tax	1,043,579	—

Total	20,046,957	14,919,688

Total taxes payable	48,492,870	44,794,133

i)	Customer advances:

	09.30.08 Ps.	06.30.08 Ps.
Current
Admission rights	23,618,192	21,478,786
Lease and pass – through expenses advances (i)	13,326,362	11,472,796
Customer advances (Schedule G)	12,540,637	11,176,723
Guarantee deposits	1,324,360	1,226,200

Total	50,809,551	45,354,505

Non-current
Admission rights	31,736,995	29,878,399
Lease and pass – through expenses advances (i)	8,105,897	8,749,009

Total	39,842,892	38,627,408

Total customer advances	90,652,443	83,981,913

(i)	The balance of lease and pass – through expenses advances includes Ps. 0.3 million and Ps. 3.4 million current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center.

These advances accrue interest at six-month LIBOR plus 2-2.25 points. As of September 30, 2008 the six-month LIBOR was 4.025%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

j)	Other liabilities:

	09.30.08 Ps.	06.30.08 Ps.
Current
Provision for Directors’ fees (Note 5)	10,680,921	8,549,408
Advances to Directors (Note 5)	(6,072,364)	(1,193,249)
Operations with derivative financial instruments (Note 20)	3,226,200	4,599,785
Donations payable (Note 5)	1,861,629	2,400,603
Withholdings and guarantee deposits	386,481	336,119
Contributed leasehold improvements (i)	162,235	701,995

Total	10,245,102	15,394,661

Non-current
Directors’ guarantee deposits (Note 5)	12,000	12,000
Contributed leasehold improvements (i)	351,511	—

Total	363,511	12,000

Total Other liabilities	10,608,613	15,406,661

(i)	As of June, 30 2008 contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. As of September 30, 2008 contributed leasehold improvements relate to the construction of facilities in charge of a tenant in the parking lots of the Paseo Alcorta Shopping. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the three-month period ended September 30 and the fiscal year ended June 30, 2008.

k)	Provisions:

	09.30.08 Ps.	06.30.08 Ps.
Current
Provision for contingencies (i) (Schedule G and E)	—	122,699

Total	—	122,699

Non-current
Provision for contingencies (i) (Schedule E)	4,366,367	4,579,892

Total	4,366,367	4,579,892

Total provisions	4,366,367	4,702,591

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

l)	Other income and expenses, net:

	09.30.08 Ps.	09.30.07 Ps.
Recoverable expenses doubtful accounts	(18,614)	(72,718)
Tax on personal assets of shareholders (Note 5)	(140,819)	(137,470)
Recovery of Provisions	—	434,340
Recovery of provision for contingencies (Schedule E)	1,014	—
Donations	(46,075)	(3,553)
Others	68,477	(5,088)

Total other income and expenses, net	(136,017)	215,511

NOTE 4:	COMMON STOCK

As of September 30, 2008, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87

Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88

Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90

Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96

Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98

Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99

Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02

Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 10.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally; the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2008 Ps.	09.30.2007 Ps.	09.30.2008 Ps.	06.30.2008 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(2,703,238)	(3,171,248)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	1,265,300	1,733,170
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,935,469)	(4,392,706)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(99,499,451)	(96,008,242)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(5,948,596)	(4,336,907)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(1,046,411)	187,730	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(943,543)	(2,141,448)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(48,506,074)	(46,804,107)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,899,652)	(2,114,246)	—	—
Other shareholders	Shareholders	Other expenses, net	(140,819)	(137,470)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	206,220	118,372	—	—
Tarshop S.A.	Subsidiary	Interest income	585,308	—	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	11,502,096	10,664,706
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	(4,000,000)	(20,880)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	—	(72,893)	—	—
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	39,563	—	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	932,408	1,030,614
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(91,971)	(186,402)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	1,079,306	1,653,521
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(150,138)	(193,136)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	36,000	36,000	—	—
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	—	166	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	30,000	30,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	84,730	87,144
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(2,439)	(19,904)
Fibesa S.A.	Subsidiary	Interest income	—	15,761	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	2,222	14,147
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees - Leases and services	—	1,500	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	576,792	3,314,252
Panamerican Mall S.A.	Subsidiary	Current payable with related parties	—	—	(8,699)	(8,699)
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other current receivables	—	—	737,592	417,034
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current payable with related parties	—	—	(2,099)	(2,099)
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Administration fees – Leases and services	10,500	10,500	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	7,822,970	8,957,587
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	—	5,102,807
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	—	(5,001)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(862,316)	(1,248,637)
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	2,128	2,059
Empalme S.A.I,C,F,A, y G,	Subsidiary	Current payable with related parties	—	—	(155,002)	—
Empalme S.A.I,C,F,A, y G,	Subsidiary	Other current receivables	—	—	148,927	4,873,821

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			09.30.2008 Ps.	09.30.2007 Ps.	09.30.2008 Ps.	06.30.2008 Ps.
Empalme S.A.I,C,F,A, y G,	Subsidiary	Interest income	3,163	119,581	—	—
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,312,068	4,186,453
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(557,267)	(815,624)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	5,367	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	192,420	(371,399)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(131,839)	(341,360)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(591,055)	(265,403)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	13,301	6,857
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(19,554)	1,936	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(10,846)	(30,989)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(208,057)	(163,375)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(220,641)	(251,048)	—	—
Directors	Directors	Other current receivables	—	—	17,207	17,207
Directors	Directors	Short-term debt	—	—	(610)	(1,384)
Directors	Directors	Long-term debt	—	—	(31,350)	(30,250)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(1,874)	(1,366)	—	—
Directors	Directors	Directors fees	(2,250,040)	(2,086,690)	—	—
Directors and management	Directors	Other current liabilities	—	—	(4,608,557)	(7,356,159)
Loans to the personnel	Personnel	Other current receivables	—	—	818,111	823,177
Loans to the personnel	Personnel	Interest and exchange differences with related parties	(8)	—	—	—
Loans to the personnel	Personnel	Interest income	17,111	15,933	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,861,629)	(2,400,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	328	328
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	288,508	142,580
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(441)	(1,002)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,698)	(21,901)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,357)	(989)	—	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10,223	10,223
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,977	3,945
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,161	794
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(42,360)	(20,520)
Canteras Natal del Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	(5)
Rummaalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	809
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	113,826	108,502
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(136,973)	(136,973)
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	4,921	7,747
Puerto Retiro S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	68	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6:	NET (LOSS) INCOME ON EQUITY INVESTMENTS

The breakdown of the net (loss) income on equity investments is the following:

	09.30.08 Ps.	09.30.07 Ps.
(Loss) Income on equity investments	(31,100,424)	12,902,138
Amortization of goodwill and higher values	(601,192)	(844,884)

Total	(31,701,616)	12,057,254

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	As of September 30, 2008, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 55,683 concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 52,972 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

iii)	Ps. 18,600 concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”.

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2008 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of September 30, 2008 there is Ps. 34.6 million in the Equity investment account related to the shares of Empalme S.A.I.C.F.A. y G., which have been pledged. (See Schedule C).

d)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180,454 (disclosed in “Fixed assets”). (See Schedule A).

e)	As of September 30, 2008, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price for USD 8.9 million. See note 24.

NOTE 8:	EARNINGS PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the year.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 8:	(Continued)

	09.30.08	09.30.07
Weighted-average outstanding shares	782,064,214	782,064,214
Weighted-average diluted ordinary shares	2,210,709,218	2,242,824,213

Below is reconciliation between net (loss) income for the periods and the net (loss) income used as basis for calculation of the basic and diluted (loss) earnings per share.

	09.30.08 Ps.	09.30.07 Ps.
Net (loss) income for calculation of basic (loss) earnings per share	(23,014,139)	21,139,131
Interest – Unsecured Convertible Notes	3,655,804	3,761,517
Exchange difference	5,195,073	2,691,992
Income tax	(3,097,807)	(2,258,728)

Net (loss) income for calculation of diluted (loss) earnings per share	(17,261,069)	25,333,912

Net basic (loss) earnings per share	(0.0294)	0.0270
Net diluted (loss) earnings per share	(0.0078)	0.0113

NOTE 9:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at the end of period Ps.
Cash and banks	8,431	(191,897)	(183,466)
Accounts receivable	2,083,191	(3,330)	2,079,861
Other receivables	(1,590,737)	(24,729)	(1,615,466)
Inventories	(933,267)	—	(933,267)
Fixed assets	(8,252,939)	275,928	(7,977,011)
Investments	(6,290,421)	(4,154,159)	(10,444,580)
Short-term and long-term debt	(2,090,330)	208,543	(1,881,787)
Social security payable	523,517	36,884	560,401
Other liabilities	840,211	(188,541)	651,670
Provisions	1,645,907	(117,678)	1,528,229
Tax loss carryforwards	747,063	—	747,063

Total net deferred tax liabilities	(13,309,374)	(4,158,979)	(17,468,353)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9:	(Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of the period amount to Ps. 2,134,467 and may be compensated with future taxable income according to the following detail:

Year of origin	Amount	Prescription year
2006	229,530	2011
2007	934,552	2012
2008	970,385	2013

	2,134,467

Below is reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	09.30.08 Ps.		09.30.07 Ps.
Net (loss) income for the period (before income tax)	(15,619,843)		28,805,587
Current income tax rate	35%		35%

(Loss) Income for the period at the tax rate	(5,466,945)		10,081,955
Permanent differences at the tax rate:
-Restatement into constant currency (2)	1,376,719		1,505,359
-Amortization of intangible assets	2,036		2,036
-Donations	4,130		280,000
-Non-deductible expenses	192,790		—
-Results on equity investments	11,289,274		(4,265,101)
-Others	(3,708)		62,207

Total income tax charge for the period	(7,394,296	)(1)	7,666,456

(1)	Includes Ps. 4,158,979 related to deferred tax and Ps. 3,235,317 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 10:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.10) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of September 30, 2008 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of September 30, 2008 Unsecured Convertible Notes amounted to USD 47.2 million.

On July 21, 2008 the twelfth interest installment was cancelled by an amount of USD 2.3 million.

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2009 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 12:	ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 12:	(Continued)

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961,151. The Company was included in APSA’s financial statements as from December 31, 2006. During June 2008, APSA and SAPSA have paid USD 2.2 million related to the third installment of capital and interest, remaining one installment of USD 2,000,000 due in December 2008. Such installment accrues interest at a 6% nominal annual rate. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme’s shares. With the installment cancellation, the encumbrance will be lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

NOTE 13:	ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2,513 (Argentine pesos two thousand five hundred and thirteen) every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 199 month, with a current monthly fee of Ps. 12,565 (Argentine pesos twelve thousand, five hundred and sixty five) while the next increase is scheduled for the 235 month.

The offer made by the Company to purchase such property was Ps. 32.5 million, payable as follows: 30%, or Ps. 9.7 million upon being awarded and the remaining balance of Ps. 22.7 million upon signing the ownership title deed.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13:	(Continued)

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos commercial center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. As of September 30, 2008, the Company has recorded this transaction as non-current investments.

On January 24, 2008 the Company has received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 (DP N° 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, Alto Palermo challenged the valuation for Ps. 533,524.02 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, Alto Palermo is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and the Company upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14:	NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that is being developed in the Saavedra neighbourhood, Autonomous City of Buenos Aires, by Panamerican Mall S.A. (PAMSA), a company organized at the end of the year 2006 in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo S.A. made capital contributions to PAMSA for Ps. 158.3 million and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Philips Argentina S.A.) for the amount of Ps. 59.9 million. Likewise, APSA is pledged to make future capital contribution to PAMSA for up to a maximum amount of USD 37.8 million, aiming at completing the works and securing the startup and exploitation of the commercial center, which have been partially integrated at the issuance date of these unaudited financial statements.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A. (CCP), which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24.6 million and sold to PAMSA the plot of land facing the Melian, Vedia and Arias streets (adjacent to the plot sold by APSA) for a total amount of Ps. 61.5 million and pledged to make capital contributions to complete the works and the startup of the commercial center up to a maximum amount of USD 9.4 million. These capital contributions have been partially integrated at the issuance date of these unaudited financial statements.

During the three-month period ended September 30, 2008, APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 53.5 million and Ps. 13.4 million, respectively. As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 10.4 million and Ps. 2.6 million, respectively.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by the Company.

NOTE 15:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 15:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of September 30, 2008 the Company’s contributions amount to Ps. 1,475,165.

NOTE 16:	ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment was cancelled by an amount of USD 4.72 million. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2008 the second interest installment was cancelled by an amount of Ps. 8.5 million.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 16:	(Continued)

During this quarter, the Company re-purchased USD 3 million of Series II Notes, which have been valued at face value and are disclosed netting the current and non-current capital and interest owed. Such repurchase generated income for Ps. 2.5 million, disclosed in the account Financial loss generated by liabilities, financial costs. As of September 30, 2008, total Series II Notes repurchased amount to USD 4.8 million.

NOTE 17:	EXERCISE OF OPTION

During August 2007, the Company exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, the Company will make a total investment of USD 24.4 million.

This option has been accounted for in Non-Current Investment. (Schedule D).

NOTE 18:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85 % of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15 % of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory - units under construction (Note 3.d).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 18:	(Continued)

As a complementary consideration in favor of the Company, Condominios del Alto S.A. paid to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 H, of the building to be constructed on plot 2 G in favour of Condominios.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Twenty nine (29) Functional Housing Units (apartments), which represent and will further represent jointly 22 % of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Twenty nine (29) parking spaces, which represent and will further represent jointly 22 % of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 2.1 million.

NOTE 19:	ACQUISITION OF A COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Tranfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INC the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 20:	OPERATIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30, 2008 open operations are the following ones:

Forwards contracts	Bank	Amount	Maturity	Total losses (1)
Open operations
Purchase of USD	Citibank	2,000,000	10.31.08	(219,400)
Purchase of USD	Santander	4,000,000	10.31.08	(444,800)
Purchase of USD	Santander	2,000,000	01.30.09	(252,000)
Purchase of USD	Itau	2,000,000	01.30.09	(250,000)
Purchase of USD	Santander	2,000,000	01.30.09	(220,000)
Purchase of USD	Santander	2,000,000	01.30.09	(215,000)
Purchase of USD	Citibank	2,000,000	01.30.09	(222,000)
Purchase of USD	Citibank	2,000,000	01.30.09	(228,000)
Purchase of USD	Itau	5,000,000	01.30.09	(600,000)
Purchase of USD	Itau	2,000,000	01.30.09	(230,000)
Purchase of USD	Citibank	3,000,000	01.30.09	(345,000)

Total				(3,226,200)

(1)	During this quarter, result accounted for open operations amount to an income of Ps. 1,023,585.

The result generated by the mentioned operations is included in Financial loss generated by liabilities and included a loss of Ps. 19,000 related to cancelled operations.

NOTE 21:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6.3 million.

The Company has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008 the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10.48 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 22:	INCREASE IN EQUITY INTEREST IN MENDOZA PLAZA SHOPPING S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3.0 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sells to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share , thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of USD 3.0 million established in the respective option agreement (equivalent to Ps. 9.1 million). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of USD 1,027,331 was returned to APSA on October 2, 2008.

NOTE 23:	SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.’S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) for Ps. 3.3 million and Ps. 0.4 million, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3.2 million and Ps. 0.3 million, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company). On December 21, 2007 the unpaid balance was cancelled.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 24:	ACQUISITION OF PLOT OF LAND

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall known as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17,835,600 out of which, as of the closing date of these unaudited financial statements USD 8,935,600 had been paid and the remaining unpaid balance of USD 8.900.000 will be paid off in two equal annual and consecutive installments of USD 4,450,000 each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account non-current investments (Note 7.e).

NOTE 25:	BARTER WITH CYRSA S.A.

On September 24, 1997, Alto Palermo S.A (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

On July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with 0.5 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storage units equivalent to 25% all storage units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of USD 88,815 and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total USD 5,921,000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 26:	PURCHASE OF THE ANCHORENA BUILDING

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 1,965,000 payable as follows: a) USD 965,000 (equivalent to Ps. 2,937,460) towards the price was paid upon executing the agreement, b) USD 500,000 will be paid on January 15, 2009 and c) USD 500,000 will be paid on March 15, 2009, upon taking possession and signing the title deed.

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 1,310,545 payable as follows: a) USD 310,545 towards the price and by paying USD 35,000 (equivalent to Ps. 106,540) before signing the agreement of sale and USD 275,545 (equivalent to Ps. 838,759) paid upon signing the agreement of sale; b) USD 500,000 will be paid on January 15, 2009 and c) USD 500,000 on March 15, 2009 upon taking possession and signing the title deed.

NOTE 27:	FINANCIAL AND CAPITAL MARKET SITUATION

Over the last few months, the financial markets of the main countries in the world have been affected by volatility, illiquidity, lack of credit and uncertainty, hence resulting in a significant drop in international stock exchange markets and a worldwide economic deceleration. In spite of the actions taken by main countries, the future development of international markets is uncertain, directly affecting the listed price of financial assets, particularly shares, bonds and investment funds.

As regards Argentina, stock markets showed pronounced drops in the prices of public and private securities, as well as a rise in interest rates, country-risk premium and exchange rates. This worsened after closing these unaudited financial statements and it is ongoing as of their issuance date.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company itself as well as its subsidiaries aiming at adopting in real time those required measures to cushion the effects of the global juncture.

As regards the listed price of issued shares, the Company’s Management states that such price has also been affected, understanding that such drop does not respond to its equity situation or the Company’s course of business, being an immediate consequence of the process the domestic and international markets are going through.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 28:	SUBSEQUENT EVENTS

Ordinary and Extraordinary Shareholders’ Meeting

The Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2008, has decided to approve the following:

1.	The 5% deduction of income for the year ended June 30, 2008, as legal reserve.

2.	Distribution of cash dividends for the amount of Ps. 60,237,864.

3.	Empowering the Board of Directors to use the balance and the reserves freely available mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV Resolution No. 535, Section 220 of Law of Corporations, section 68 of Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. That resolution was due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, turning out to be imperative to protect the interests of shareholders preserving the drop of the listed prices which is sought by this means to avoid any serious damages to the Company.

4.	That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 517,578 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision.

5.	Renewing the delegation of powers to the Board of Directors to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, of the issuance of notes within the global program under Section 9 of, Law No. 23,576.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period beginning on July 1, 2008 and ended September 30, 2008 compared with the year ended June 30, 2008

Schedule A

Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period Ps.	Depreciation					Net carrying value as of 09.30.08 Ps.	Net carrying value as of 06.30.08 Ps.
						Accumulated as of beginning of year Ps.	Rate %		For the period/fiscal year (1)	Accumulated as of end of the period Ps.
									Amount Ps.
Properties:
Shopping centers:
- Abasto	254,666,260	164,779	—	409,587	255,240,626	79,940,942	(*	)	2,418,929	82,359,871	172,880,755	174,725,318
- Alto Avellaneda	194,505,619	201,331	—	—	194,706,950	98,600,422	(*	)	3,170,550	101,770,972	92,935,978	95,905,197
- Paseo Alcorta	107,890,257	603,535	—	1,279,255	109,773,047	51,883,364	(*	)	1,091,880	52,975,244	56,797,803	56,006,893
- Patio Bullrich	162,800,682	27,779	—	11,250	162,839,711	64,737,413	(*	)	1,850,485	66,587,898	96,251,813	98,063,269
- Alto NOA	43,389,663	—	—	—	43,389,663	18,350,328	(*	)	522,113	18,872,441	24,517,222	25,039,335
- Alto Rosario	91,626,815	193,099	—	—	91,819,914	8,480,044	(*	)	698,352	9,178,396	82,641,518	83,146,771
Other real estate	9,770,088	—	—	—	9,770,088	1,351,920	(*	)	110,428	1,462,348	8,307,740	8,418,168
Leasehold improvements	4,713,700	—	—	—	4,713,700	4,101,056	(*	)	125,812	4,226,868	486,832	612,644
Facilities	15,061,163	655,692	—	1,338,325	17,055,180	4,490,078	10		345,434	4,835,512	12,219,668	10,571,085
Furniture and fixtures	14,419,564	548,488	—	462,556	15,430,608	8,328,195	10		357,413	8,685,608	6,745,000	6,091,369
Vehicles	205,933	—	—	—	205,933	180,691	33		6,310	187,001	18,932	25,242
Computer equipment	14,775,012	478,782	—	109,080	15,362,874	13,606,692	33		251,097	13,857,789	1,505,085	1,168,320
Software	6,834,077	52,810	—	—	6,886,887	5,645,097	20		284,596	5,929,693	957,194	1,188,980
Advances for the purchase of fixed assets (2)	35,197,519	4,789,372	—	(2,181,454)	37,805,437	—	—		—	—	37,805,437	35,197,519
Work in progress:
- Rosario	—	29,260	—	18,819	48,079	—	—		—	—	48,079	—
- Patio Bullrich	3,227,636	471,194	—	217,819	3,916,649	—	—		—	—	3,916,649	3,227,636
- Alcorta	16,137,526	422,318	—	(1,658,118)	14,901,726	—	—		—	—	14,901,726	16,137,526
- Abasto	424,317	150,586	—	(395,698)	179,205	—	—		—	—	179,205	424,317
- Avellaneda	365,327	118,197	—	—	483,524	—	—		—	—	483,524	365,327
- Alto NOA	—	35,508	—	—	35,508	—	—		—	—	35,508	—
- Offices	2,332,720	1,481,044	—	388,579	4,202,343	—	—		—	—	4,202,343	2,332,720

Total as of 09.30.08	978,343,878	10,423,774	—	—	988,767,652	359,696,242	—		11,233,399	370,929,641	617,838,011	—

Total as of 06.30.08	922,373,006	106,548,900	(706,012)	(49,872,016)	978,343,878	319,524,679	—		40,171,563	359,696,242	—	618,647,636

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 76,860 which is expensed.
(2)	Includes Ps. 25.6 million for advance payment for the partial acquisition of Soleil Factory (Note 19). and Ps. 3.9 million for advance payment for the acquisition of Anchorena building (Note 26)
(3)	Includes Ps. 16,927,803 related to advances for purchase of plot of land located at Beruti 3571 and Ps 32,944,213 related to Patio Olmos, transferred to non-current investments.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period beginning on July 1, 2008 and ended September 30, 2008 compared with the year ended June 30, 2008

Schedule B

	Original values			Amortizations					Net as of 09.30.08	Net as of 06.30.08
	Value as of beginning of year Ps.	Decreases of period Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases of the period Ps.	Rate %	For the period/fiscal year	Accumulated as of end of the period Ps.
							Amount Ps. (1)
Trademarks	494,546	—	494,546	431,549	—	10	12,360	443,909	50,637	62,997
Pre-operatives expenses:
- Rosario	4,332,072	(4,332,072)	—	4,332,072	(4,332,072)	33.33	—	—	—	—

Total as of 09.30.08	4,826,618	(4,332,072)	494,546	4,763,621	(4,332,072)	—	12,360	443,909	50,637	—

Total as of 06.30.08	4,826,618	—	4,826,618	4,232,837	—	—	530,784	4,763,621	—	62,997

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of September 30, 2008 and June, 2008

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.2008 Ps.	Value recorded as of 06.30.2008 Ps.	Issuer’s information
					Last financial statement issued						Interest in common stock %
					Main Activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Shareholders’ equity Ps.
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1		92,673,044	89,583,005	Real estate investments	Av. Lateral Norte Acceso Este 3280 – Villa Nueva Guaymallén	09.30.08	28,256,870	3,252,672	112,030,043	95
Mendoza Plaza Shopping S.A.- Goodwill		26,844,027	(4,093,789)	(4,147,420)
Mendoza Plaza Shopping S.A.-Higher investment value			5,761,471	5,826,082		Mendoza
Tarshop S.A. – Equity value	1	9,447,219	30,119,695	23,435,890	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	09.30.08	28,796,440	(57,060,126)	32,234,737	93.439
Tarshop S.A. – Goodwill			7,668,095	—
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	17,219,396	16,341,653	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	09.30.08	25,054,000	1,635,018	32,075,399	53.68
Emprendimiento Recoleta S.A. – Goodwill			(392,276)	(410,956)
Shopping Neuquén S.A. - Equity Value.			5,630,831	5,685,300	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	09.30.08	6,374,602	(55,073)	7,184,387	98.14
Shopping Neuquén S.A. - Higher investment value	1	2,081,706	7,007,790	7,007,790
Shopping Neuquén S.A. - Irrevocable contributions			1,444,872	1,244,872
Shopping Alto Palermo S.A.– Equity Value.	1	165,829,123	199,081,655	190,094,895	Real estate Investments and developments	Moreno 877 - 22º Floor - C.A.B.A.	09.30.08	165,829,124	8,986,761	199,081,659	99.9999
Fibesa S.A. - Equity Value.	0,00000001	999,900	8,166,881	6,626,329	Agent	Moreno 877 - 23º Floor - C.A.B.A.	09.30.08	0,01	1,540,705	8,167,697	99.9999
Fibesa S.A. - Goodwill			3,935,412	4,448,728
Empalme S.A.I.C.F.A. y G.- Equity Value (2)	1		34,571,695	34,073,342	Shopping Center exploitation	José A. De Goyechea 2851 – Altos de San Martín - Córdoba	09.30.08	8,274,000	524,583	36,391,258	95
Empalme S.A.I.C.F.A. y G. – Goodwill		7,860,300	(9,082,093)	(9,232,792)
Empalme S.A.I.C.F.A. y G. – Higher investment value			14,842,078	15,088,352
Panamerican Mall S.A. – Equity Value	1	185,854,653	231,319,201	231,730,978	Real estate Investments and developments	Moreno 877 – 21° Floor – C.A.B.A.	09.30.08	232,318,316	(514,722)	356,066,052	80
Panamerican Mall S.A. – Irrevocable contributions		—	53,533,641	—
Panamerican Mall S.A. – Higher investment value			41,134,788	29,482,996
Conil S.A. – Equity Value.	1	6,000	260,026	262,122	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	09.30.08	12,000	(4,198)	520,045	50
Comercializadora Los Altos S.A. (1)	1	1,517,158	2,059,253	2,036,682	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.	09.30.08	1,685,732	490,156	6,962,971	90
Total			742,861,666	649,177,848

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.
(2)	See Note 7.c).

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of September 30, 2008 and June, 2008

Schedule D

Items	Value as of 09.30.08 Ps.	Value as of 06.30.08 Ps.
Current
Time deposit in local currency (*)	36,516,345	94,287,114
Bonds- PRE 2009	13,768,950	15,198,950
Bonds- PRO 2012	5,872,750	6,178,500
Mutual Funds in local currency (*)	49,553	19,288,618
Mutual Funds in foreign currency (*) (Schedule G)	27,864	94,058
Time deposit in foreign currency (*) (Schedule G)	—	33,831,323

Total current	56,235,462	168,878,563

Non-Current
Land reserve:
- Caballito Plot of land (2)	36,696,254	36,696,254
- Beruti Plot of land (4)	52,029,518	52,029,518
- Torres Rosario Plot of land	17,284,634	17,093,340
- Air Space Coto (3)	13,143,445	13,143,445
- Patio Olmos (5)	32,944,213	32,944,213
Other real estate	3,485,127	2,784,068
Advances for purchase of shares (1) (Schedule G)	1,857,000	1,791,000

Total non-current	157,440,191	156,481,838

Total	213,675,653	325,360,401

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.
(1)	See Note 17.
(2)	See Note 7.b).
(3)	See Note 25.
(4)	See Note 24.
(5)	See Note 13.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period beginning on July 1, 2008 and ended September 30, 2008 compared with the year ended June 30, 2008

Schedule E

Items	Balances as of beginning of year Ps.		Increases Ps.		Decreases/ reclassifications Ps.	Carrying value as of September 30, 2008 Ps.		Carrying value as of June 30, 2008 Ps.
Deducted from assets:
Allowance for doubtful accounts	22,177,718	(3)	400,488	(1)	(410,003)	22,168,203		22,177,718
Allowance for doubtful mortgage receivable	2,208,275		—			2,208,275		2,208,275
Impairment of inventory	82,025		—		(2)	82,025	(2)	82,025
Included in liabilities:
Provision for current contingencies	122,699		—	(5)	(122,699)	—		122,699
Provision for non-current contingencies	4,579,892		—	(4)	(213,525)	4,366,367		4,579,892

Total as of September 30, 2008	29,170,609		400,488		(746,227)	28,824,870		—

Total as of June 30, 2008	29,085,856		2,582,621		(2,497,868)	—		29,170,609

(1)	Corresponds to the usage of the fiscal year.
(2)	Set forth in Note 3.d) ii).
(3)	Set forth in Schedule H.
(4)	Correspond to recovery of provisions, set forth in Schedule H.
(5)	Includes Ps. 1,014 corresponding to recovery of provisions, set forth in Note 3.I and Ps. 121,685 corresponding to the decrease of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

Schedule F

	09.30.08 Ps.		09.30.07 Ps.
Cost of leases and services
Expenses (Schedule H)	14,787,894		14,658,246

Cost of leases and services	14,787,894		14,658,246

Cost of other
Stock as of beginning of year	3,897,938		7,223,573
Purchases of the period	28,031		911
Transfers	—	(1)	(6,653,422)
Gain from recognition of inventories at net realizable value	—		185,160
Expenses (Schedule H)	3,527		5,455
Stock as of end of the period (Note 3.d)	(3,925,969)		(756,222)

Cost by other	3,527		5,455

(1)	Includes Ps. 3,827,433 related to transfers to non-current investments and Ps. 130,309 related to transfers to the cost of goods for advertising events, which are disclosed as Pass through expenses receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September, 30 and June 30, 2008

Schedule G

Items	Class	Amount of foreign currency	Prevailing exchange rate Ps. (1)	Total as of September 30, 2008 Ps.	Total as of June 30, 2008 Ps.
Assets
Current Assets
Cash and banks	USD	15,046,731	3.095	46,569,631	2,538,012
Cash and banks	Euros	331,400	4.355	1,443,249	1,543,809
Cash and banks	Pounds	507	5.502	2,792	2,972
Investments	USD	9,003	3.095	27,864	33,925,381
Leases and services receivable	USD	1,060,061	3.095	3,280,890	1,682,227
Other receivables	USD	198,194	3.095	613,409	354,991

Total Current Assets		16,645,896		51,937,835	40,047,392

Non-current Assets
Investments	USD	600,000	3.095	1,857,000	1,791,000

Total Non-Current Assets		600,000		1,857,000	1,791,000

Total Assets as of September 30, 2008		17,245,896		53,794,835	—

Total Assets as of June 30, 2008		13,826,920		—	41,838,392

Liabilities
Current Liabilities
Trade accounts payable	USD	146,188	3.135	458,298	18,397,670
Trade accounts payable	Euros	—	—	—	21,916
Customers advances	USD	135,290	3.135	424,134	379,997
Short-term debt	USD	10,205,084	3.135	31,992,939	36,127,915
Provisions	USD	—		—	122,699

Total Current Liabilities		10,486,562		32,875,371	55,050,197

Non-Current Liabilities
Long-term debt	USD	171,475,367	3.135	537,575,275	518,295,782

Total Non-Current Liabilities		171,475,367		537,575,275	518,295,782

Total Liabilities as of September 30, 2008		181,961,929		570,450,646	—

Total Liabilities as of June 30, 2008		189,533,217		—	573,345,979

(1)	Exchange rates as of September 30, 2008 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2008 and 2007 and ended September 30, 2008 and 2007

Schedule H

Items	Total as of September 30, 2008 Ps.	Costs						Expenses		Total as of September 30, 2007 Ps.
		Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.
Depreciation and amortization	11,168,899	—	11,168,899	75,326	1,534	(76,860)	11,168,899	—	—	10,000,555
Condominium expenses and collective promotion fund non-recovered	1,546,849	—	1,546,849	132,511	—	(132,511)	1,546,849	—	—	2,382,424
Taxes, rates, contributions and services	3,482,794	1,296	27,507	3,955,008	357,423	(4,312,431)	28,803	1,755,005	1,698,986	2,470,179
Fees for directors	2,250,040	—	—	—	—	—	—	2,250,040	—	2,086,690
Parking	1,480,784	—	1,480,784	—	—	—	1,480,784	—	—	866,474
Fees and payments for services	1,701,358	—	—	999,848	—	(999,848)	—	1,701,358	—	1,254,902
Salaries, bonuses and social security taxes	1,717,520	—	—	9,089,821	1,091,026	(10,180,847)	—	1,642,990	74,530	1,465,061
Maintenance, repairs, cleaning and security	803,451	2,231	777,380	5,852,060	12,130	(5,864,190)	779,611	23,840	—	697,196
Personnel expenses	197,014	—	—	929,919	11,722	(941,641)	—	197,014	—	210,633
Advertising	9,415	—	—	—	6,358,558	(6,358,558)	—	—	9,415	17,329
(Recovery) Charge for contingencies	(213,525)	—	(213,525)	—	—	—	(213,525)	—	—	733,853
Allowance for doubtful accounts	400,488	—	—	—	—	—	—	—	400,488	1,116,674
Insurance	50,502	—	—	240,376	3,728	(244,104)	—	50,502	—	46,474
Bank charges	38,447	—	—	—	—	—	—	38,447	—	228,657
Rental	123,151	—	—	274,835	7,887	(282,722)	—	123,151	—	34,849
Regulatory Authority expenses	68,226	—	—	—	—	—	—	68,226	—	44,351
Freight and transportation	6,136	—	—	125,881	19,227	(145,108)	—	6,136	—	6,016
Training and events	44,749	—	—	—	—	—	—	—	44,749	553,232
Stationery	17,584	—	—	354,482	27,613	(382,095)	—	17,584	—	5,730
Indemnity	3,306	—	—	150	—	(150)	—	—	3,306	166,006
Commissions	80,781	—	—	—	—	—	—	—	80,781	28,211
Other services	—	—	—	69,840	2	(69,842)	—	—	—	—
Others	21,135	—	—	21,286	125,491	(146,777)	—	21,135	—	71,754
Expenses recovery	—	—	—	(22,121,343)	(8,016,341)	30,137,684	—	—	—	—

Total as of September 30, 2008	24,999,104	3,527	14,787,894	—	—	—	14,791,421	7,895,428	2,312,255	—

Total as of June 30, 2008	—	5,455	14,658,246	—	—	—	14,663,701	6,232,252	3,591,297	24,487,250

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of September, 30 and June 30, 2008

Schedule I

	09.30.08								06.30.08
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related Parties	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long- term debt	Related Parties	Other liabilities (4)
No fixed term	—	670,000	494,135	—	670,000	90,778	—	21,846,720	—	500,000	533,782	—	—	90,778	—	17,901,266

Past due	—	15,982,392	7,166,659	3,803,887	6,454	—	—	—	—	25,861,479	—	4,145,378	1,226,200	—	—	—

To mature
In three months	56,235,462	34,626,587	27,387,665	14,135,820	22,424,683	39,984,454	9,031,474	39,109,010	168,878,563	17,531,818	37,163,341	19,769,800	19,414,617	15,327,155	6,328,796	25,502,549
Between three and six months	—	11,507,328	2,126,325	—	9,236,138	14,252,213	10,590	4,430,136	—	9,673,447	6,608,206	4,281,929	8,237,896	10,282,961	10,350	30,437,953
Between six and nine months	—	5,991,277	3,285,974	—	9,236,138	19,629,593	10,590	2,472,370	—	5,806,343	12,103,236	—	8,237,896	10,481,303	10,350	2,339,153
Between nine and twelve months	—	1,502,698	2,125,549	520	9,236,138	(253,067)	10,590	1,731,018	—	2,458,716	3,188,566	—	8,237,896	(299,385)	10,350	931,698

Between one and two years	—	338,208	61,164	—	5,572,373	52,269,329	—	1,520,877	—	440,233	224,629	—	17,312,340	55,555,783	—	309,442
Between two and three years	—	101,498	209,326	—	16,230,792	39,152,968	—	500,978	—	171,273	109,083	—	9,354,835	43,360,480	—	332,639
Between three and four years	—	41,420	87,737	—	7,481,267	39,238,847	—	391,508	—	45,597	28,221	—	2,828,249	43,467,942	—	357,834
In greater than four years	—	102,588	117,829	—	10,558,460	521,845,840	—	516,752	—	127,873	86,244	—	9,131,984	519,726,420	—	610,399

Total to mature	56,235,462	54,211,604	35,401,569	14,136,340	89,975,989	726,120,177	9,063,244	50,672,649	168,878,563	36,255,300	59,511,526	24,051,729	82,755,713	697,902,659	6,359,846	60,821,667

Total with fixed term	56,235,462	70,193,996	42,568,228	17,940,227	89,982,443	726,120,177	9,063,244	50,672,649	168,878,563	62,116,779	59,511,526	28,197,107	83,981,913	697,902,659	6,359,846	60,821,667

Total	56,235,462	70,863,996	43,062,363	17,940,227	90,652,443	726,210,955	9,063,244	72,519,369	168,878,563	62,616,779	60,045,308	28,197,107	83,981,913	697,993,437	6,359,846	78,722,933

(1)	Does not accrue interest, except for Ps. 2,929,778 that accrue interest at a variable market rate.
(2)	Includes Ps. 708,096,511 that accrue interest at a fixed rate and Ps. 18,114,444 that accrue interest at a variable market rate.
(3)	Includes Ps. 11,083,250 that accrue interest at a variable rate
(4)	Corresponds to Salaries and social security payable, Taxes payable, Other liabilities and Provisions.
(5)	Includes Ps. 3,734,481 that accrue interest at a variable rate.
(6)	Includes Ps. 20,866 that accrue interest at a variable rate.
(7)	Includes Ps. 36,516,345 that accrue interest at a fixed rate and Ps. 19,719,117 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 1,828,280 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2008

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, November 11, 2008 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively, “the Company”, a leader in the Argentine real estate market, mainly engaged in the acquisition, development, holding and management of Shopping Centers in Argentina announces today the results for the three-month period ended on September 30, 2008.

For the three month period, the Company’s net result was a loss of Ps. 23.0 million, compared to an income of Ps. 21.1 million recorded in the same period of the previous year. This result is explained by a Ps. 22.6 million income in the Shopping Center segment and a Ps. 45.6 million loss in the Consumer Financing Segment, as explained below under the caption “Consumer Financing Segment”.

Total revenues as of September 30, 2008, amounted to Ps. 143.9 million, i.e., 4.2% higher than the total revenues recorded in the same period of the previous year. As concerns, the Shopping Center segment it has posted an increase of 18.7% in net revenues, whereas the Consumer Financing segment recorded a 15.9% decrease.

Gross profit for the period showed a 13.9% decrease, from Ps. 85.5 million to an income of Ps. 73.6 million for the period ended September 30, 2008 compared to the same period of 2007. This result is explained by a 26.6% increase in the gross profit of the Shopping Center segment, along with a 88.5% decrease in the gross profit of the Consumer Financing segment.

The consolidated operating result for the period registered a loss of Ps. 20.9 million compared to Ps. 47.2 million registered in the same period of the previous year, resulting from the negative result reflected in the Consumer Financing segment, as described above. EBITDA [1] for the three month period totaled Ps. 0.1 million representing a 99.8% decrease compared to the EBITDA for the same period of the previous year. The Shopping Center segment has posted a 27.4% increase in terms of EBITDA.

Comments on transactions for the Quarter

Due to the deterioration of international financial conditions over the last few months, a lower liquidity scenario is looming in the world economy and due to that, an adjustment in the global economic growth perspectives that may negatively impact on the activity level in the Argentine economy and consequently in the financing level of the public and external sector that during last few years have shown some signs of strength. Within this context, the Shopping Center segment is well positioned to face a lower-growth scenario for the cash generation levels and long-term debt maturity profile that they show.

[1]

EBITDA represents the operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A. (APSA)

As to the local economic activity level development, based on official data for August 2008, the EMAE (monthly economic activity estimator) edged up 7.4% over the first eight months of 2007. Thus, although there are some deceleration signs in the economic activity growth pace, data available for August 2008 indicated that it continued showing 68 consecutive months of expansion since December 2002.

As regards public finances, fiscal accounts and the development of the foreign sector’s current account and Argentine Central Bank (BCRA) reserves, they have evolved favorably. During the first eight months of 2008, the primary tax surplus showed an interannual 43% variation boosted by the high collection level. As regards external accounts, Argentina has recorded a current account surplus of USD 894 million during the second quarter of 2008. Due to that, BCRA has reinforced its position as regards reserves, managing to accumulate as of September 30, 2008, USD 47,121 millions, which is allowing such entity to having more capacity to manage the increased volatility in the inflow and outflow of capitals due to the particular time of financial markets.

According to CAME (Argentine Medium Enterprises Chamber) the amounts sold by retailers dropped by 8.7% as compared to the same month of 2007 affected by the uncertainty upon the local and world economic situation. In contrast, the performance of our Shopping Center segment continued to be favorable during the last quarter increasing the amount of sales interannually at positive growth rates. The leading position of our Shopping Centers on the market and the cash they generate in relation to the long-term debt maturity profile indicate that the business is in a position to face a most adverse economic context.

During the three-month period ended on September 30, 2008, the sales of our lessees continued to rise and reached Ps. 1,026.4 million. In nominal terms, these sales are 20.3% higher than those of the same period of the previous year.

ALTO PALERMO S.A. (APSA)

The business success of our lessees continues to push up demand for space in our Shopping Centers, which allows us to maintain occupancy at 98.7%. Although this percentage is lower than the percentage as of June 30, 2008, the change is due to some remodelation that we are carrying out in Cordoba Shopping, Villa Cabrera.

The performance shown by this rate reflects the prime quality of our portfolio of shopping centers.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open during the first half of 2009. At the issuance date of these unaudited financial statements, the degree of progress of the works is 46%.

ALTO PALERMO S.A. (APSA)

Neuquén project. The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately. The project includes the building of a commercial center, a hypermarket, a hotel and a residential building. On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality. After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these unaudited financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days’ term.

Coto Residencial Project. The Company and Coto Centro Integral de Comercialización S.A. (Coto) on September 24, 1997 granted a title deed by which the Company acquired the right to receive functional units of garage parking slots and the rights to build above the building located on the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 31, 2008, a condition barter commitment was executed by which the Company would transfer CYRSA S.A. 112 garage parking slots and the rights to increase the height of the property to build two tower building on the previously mentioned property, upon compliance with certain conditions. In consideration, CYRSA would give the Company an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with fifty proprietary square meters to be built. Likewise, if any, CYRSA would deliver the Company a number of storage units equivalent to 25% of all storage units in the future building. Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay the Company the amount of USD 88,815 and would carry out the works at the parking slots the Company would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed. In order for the barter to be affective, certain essential provisions should be complied with by COTO. Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which the Company notifies CYRSA the compliance of the conditions precedent. The total amount of the transaction between CYRSA and the Company amounts to USD 5.9 million.

Consumer Financing segment

Due to the international financial context, there has been high volatility in the interest rates and increases in the so called systemic default that have affected performance and financing of Consumer Financing business. Increased default levels have brought about an increase in the subordination of financial trusts that coupled to the changes in the tax treatment afforded to them, the higher interest rate due to risk increase and a certain deceleration of private consumption, generated the need to review the general and specific economic perspectives of Tarshop S.A.’s activity.

ALTO PALERMO S.A. (APSA)

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, in September 2008 APSA decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

To supplement the financial support, various measures were implemented since then by means of direct advisory of APSA’s management at Tarshop. Such measures were aimed at improving Tarshop S.A.’s performance downsizing the structure of points of sales with the subsequent decrease in personnel by 17%, the reduction of 13 points of sales and the reduction of leased centralized areas by 10%. Rationalization of resources has included areas such as consulting.

In line with commercial actions, the following measures among others were recently implemented:

(i)	Redesigning the structure of distribution channels.

(ii)	Changes in cash and financing plans to stores.

(iii)	Renegotiating conditions with adhered establishments.

After September 30, 2008, within the changing general context and following the strategic plan built-in and implemented by APSA, loans were granted to Tarshop S.A. for a total amount of Ps. 66 million to improve its financial position given the particular moment by which the financial trust segment is going through, to which part of its activity belongs. APSA is currently evaluating the convenience of capitalizing these loans.

It is outlined likewise that the recent amendment to the tax treatment to financial trusts and other changes boosted by the Federal Executive calls for an ongoing adjustment monitoring fine-tuning the positioning strategy of Tarshop S.A., upon the comings and goings of this juncture.

Due to all the factors mentioned above, net revenues decreased by 15.9%, from Ps. 57.9 million during the three-month period ended September 30, 2008 to Ps. 48.8 in the same period of the previous fiscal year. Gross income stood at Ps. 3.5 million and operating income (loss) at Ps. (75.0) million, representing a decrease of Ps. 7.1 million as compared to the same period in the previous year.

Thus, our consumer financing segment yielded a loss of Ps. 45.7 million representing a decrease as compared to the income of Ps. 4.8 million obtained in the same period of the previous year.

The receivable portfolio including coupons securitized as of September 30, 2008 amounted to Ps. 848.7 million, 1% lower to the portfolio of Ps. 861.5 million as of June 30, 2008.

On the other hand, as regards collection, default of receivables due over 90 days as from September 30, 2008 reached 6.2%, which represents a 0.4% improvement as compared to the previous period ended June 30, 2008.

ALTO PALERMO S.A. (APSA)

Below we can see the evolution of sales volume and default of receivables due over 90 days. Sales level reduction is due to more stringent credit granting requirements.

Other highlights for the quarter

Repurchase of Notes

During the quarter, an income of Ps. 2.5 million was recorded thanks to the repurchase of Notes, Series II, for a face value of USD 3 million. Thus, the total amount of Notes held totals a face value of USD 4.8 million.

Financial Debt

As of September 30, 2008, the Company’s financial debt basically comprises the following:

Type of indebtedness(1)	Outstanding principal amount	Interest rate	Maturity
Unsecured Convertible Notes	USD 47,227,934	10%	July 2014
Series I Notes	USD 120,000,000	7.875%	May 2017
Series II Notes(2)	Ps. 154,020,000	11%	June 2012

(1)	Excludes Tarjeta Shopping’s debt.
(2)	Without considering the Notes acquired, which as of September 30, 2008 amounted to Ps. 14.8 million.

As regards Series I and II Notes, the respective issuances constitute Series No. 1 and No. 2 under the Global Program for the Issuance of Notes for a face value of up to USD 200,000,000 authorized by CNV Resolution No. 15,614 of April 19, 2007.

During July 2008, interest on the Convertible Notes for USD 2,316,109 was settled.

ALTO PALERMO S.A. (APSA)

Other highlights after the quarter-end

Distribution of dividends

On October 31, 2008, the Annual Shareholders’ Meeting approved paying Ps. 60.2 million in dividends.

Prospects for the next quarter

For the next quarter, we propose to continue offering a wide variety of commercial proposals according to our consumers’ needs. We seek to improve the supply of activities, promotions and entertainment in order for our customer to recognize and indentify our proposals, a process similar to that carried out over the past few years. The renewal of existing shopping centers and the ongoing evaluation and development of new proposals are key to continue maintaining our leading position in the industry. Refurbishing at our shopping centers are well underway and it is expected that renovations at Patio Bullrich will be completed over the quarter, adding those already completed at Shopping Alto Palermo, Paseo Alcorta and Alto Avellaneda, which will allow increasing the attraction by our customers to the malls.

As regards new developments, we continue making progress with the works on Panamericana and Av. General Paz which completion target is the first semester of 2009.

Another main component of our commercial strategy is the presence of locally and internationally renowned tenants. Based on that, we will continue promoting their diversification and will boost participation in major brand names in our shopping centers, thus offering our consumers the best products on the market.

As to the consumer financing business, we will continue acting on the areas where we may improve operating and financial performance in order for the business to maintain its leadership in the new economic context.

ALTO PALERMO S.A. (APSA)

Consolidated Financial Highlights

For the three-month periods ended September 30, 2008 and 2007

(In Argentine Pesos)

	September 30, 2008 (Ps.)	September 30, 2007 (Ps.)	Change	Change
EBITDA (1)	118,536	66,797,231	(66,678,695)	(99.8)%
EBITDA per share	0.001516	0.854114	(0.852599)	(99.8)%
EBITDA per share - fully diluted	0.000524	0.294294	(0.293770)	(99.8)%
Financial debt (2)	765,384,971	755,557,398	9,827,573	1.3%
Outstanding shares (Par value 1.-)	78,206,421	78,206,421	—	—
Number of shares - fully diluted	226,265,994	226,974,414	(708,420)	(0.3)%
Share price (Par value 1.-)	9.45	13.60	(4.15)	(30.5)%
Market capitalization	739,050,679	1,063,607,331	(324,556,652)	(30.5)%
Market capitalization - fully diluted	2,138,213,644	3,086,852,030	(948,638,386)	(30.7)%
Enterprise value (3)	1,201,657,154	1,312,443,785	(110,786,631)	(8.4)%
Enterprise value - fully diluted	2,452,760,546	3,186,920,492	(734,159,946)	(23.0)%
Financial debt / Enterprise value	0.64	0.58	0.06	10.3%
Funds From Operations (4)	(1,625,297)	40,927,382	(42,552,679)	(104.0)%
Funds From Operations per share	(0.02)	0.52	(0.54)	(103.8)%

Net income for the period	(23,014,139)	21,139,131	(44,153,270)	(208.9)%

(1)	Represents operating result plus depreciations and amortizations. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.
(2)	Financial debt (net of accrued interest) plus the debts of the companies under Law No. 19,550, section 33, less checking account overdrafts.
(3)	Outstanding shares as quoted at the end of each period plus financial indebtedness, less cash and banks and short-term investments.
(4)	Funds from Operations calculated as income for the period before other income and expenses, amortizations and depreciations.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	09.30.08 Ps.	09.30.07 Ps.	09.30.06 Ps.	09.30.05 Ps.
Current assets	531,106,146	713,865,023	241,595,616	177,525,312
Non-current assets	1,698,934,923	1,437,526,608	1,141,662,214	1,093,125,416

Total	2,230,041,069	2,151,391,631	1,383,257,830	1,270,650,728

Current liabilities	506,354,420	428,713,704	299,397,980	339,201,667
Non-current liabilities	810,251,219	804,526,869	225,945,432	104,003,687

Subtotal	1,316,605,639	1,233,240,573	525,343,412	443,205,354

Minority interest	88,293,758	73,104,700	31,732,807	27,137,974
Shareholders’ equity	825,141,672	845,046,358	826,181,611	800,307,400

Total	2,230,041,069	2,151,391,631	1,383,257,830	1,270,650,728

ALTO PALERMO S.A. (APSA)

3.	Consolidated income structure as compared with the same period of the three previous years.

	09.30.08 Ps.	09.30.07 Ps.	09.30.06 Ps.	09.30.05 Ps.
Operating (loss) income	(20,872,005)	47,200,218	44,053,179	28,702,479
Net loss on equity investments	—	(14,075)	(293,933)	(146,884)
Amortization of goodwill	(278,477)	(1,012,304)	(1,170,937)	(1,189,020)
Financial results, net	(12,585,801)	(7,775,544)	(4,042,905)	(5,367,579)
Other (expense) income, net	383,028	375,310	(1,603,456)	(379,668)
Income tax	(419,028)	(15,958,126)	(15,283,702)	(11,129,881)
Minority interest	10,758,144	(1,676,348)	(2,327,298)	(1,189,620)

Net (loss) income	(23,014,139)	21,139,131	19,330,948	9,299,827

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	09.30.08 Ps.	09.30.07 Ps.	09.30.06 Ps.	09.30.05 Ps.
Liquidity
Current assets	531,106,146	713,865,023	241,595,616	177,525,312

Current liabilities	506,354,420	428,713,704	299,397,980	339,201,667

Ratio	1.05	1.67	0.81	0.52

Indebtedness
Total liabilities	1,316,605,639	1,233,240,573	525,343,412	443,205,354

Shareholders’ equity	825,141,672	845,046,358	826,181,611	800,307,400

Ratio	1.60	1.46	0.64	0.55

Solvency
Shareholders’ equity	825,141,672	845,046,358	826,181,611	800,307,400

Total liabilities	1,316,605,639	1,233,240,573	525,343,412	443,205,354

Ratio	0.63	0.69	1.57	1.81

Non-Current Assets to total Assets
Non-current assets	1,698,934,923	1,437,526,608	1,141,662,214	1,093,125,416

Total assets	2,230,041,069	2,151,391,631	1,383,257,830	1,270,650,728

Ratio	0.76	0.67	0.83	0.86

Profitability
Net (loss) income for the period	(23,014,139)	21,139,131	19,330,948	9,299,827

Average shareholders’ equity	848,155,811	823,907,227	806,845,584	791,007,573

Ratio	(0.027)	0.026	0.024	0.012

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2008

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	09.30.08 Ps.	06.30.08 Ps.	03.31.08 Ps.	12.31.07 Ps.	Total Ps.
Accounts receivable, net	15,206,660	757,185	18,547	—	15,982,392
Other receivables, net	7,166,659	—	—	—	7,166,659

b)	Past due payable:

	09.30.08 Ps.	06.30.08 Ps.	03.31.08 Ps.	12.31.07 Ps.	Total Ps.
Trade accounts payable	1,770,786	1,123,715	271,828	637,558	3,803,887
Customer advances	—	—	—	6,454	6,454

c)	Receivables and liabilities with no fixed term:

09.30.08 Ps.
Accounts receivable	670,000
Other receivables	494,135
Customers advances	670,000
Financial and bank loans	90,778
Taxes payable	17,468,353
Other liabilities	12,000
Provisions	4,366,367

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	12.31.08 Ps.	03.31.09 Ps.	06.30.09 Ps.	09.30.09 Ps.	Total Ps.
Accounts receivable, net	34,626,587	11,507,328	5,991,277	1,502,698	53,627,890
Other receivables, net	27,387,665	2,126,325	3,285,974	2,125,549	34,925,513

e)	Non-current receivables to mature:

	09.30.10 Ps.	09.30.11 Ps.	09.30.12 Ps.	09.30.13 Ps.	Total Ps.
Accounts receivable, net	338,208	101,498	41,420	102,588	583,714
Other receivables, net	61,164	209,326	87,737	117,829	476,056

f)	Current liabilities to mature:

	12.31.08 Ps.	03.31.09 Ps.	06.30.09 Ps.	09.30.09 Ps.	Total Ps.
Trade accounts payable	14,135,820	—	—	520	14,136,340
Customer advances	22,424,683	9,236,138	9,236,138	9,236,138	50,133,097
Short-term debt	39,984,454	14,252,213	19,629,593	(253,067)	73,613,193
Related parties	9,031,474	10,590	10,590	10,590	9,063,244
Salaries and social security payable	5,874,658	1,658,310	—	1,518,551	9,051,519
Taxes payable	27,824,416	72,647	473,562	75,288	28,445,913
Other liabilities	5,409,936	2,699,179	1,998,808	137,179	10,245,102

g)	Non-current liabilities to mature:

	09.30.10 Ps.	09.30.11 Ps.	09.30.12 Ps.	09.30.13 Ps.	Total Ps.
Customer advances	5,572,373	16,230,792	7,481,267	10,558,460	39,842,892
Long-term debt	52,269,329	39,152,968	39,238,847	521,845,840	652,506,984
Taxes payable	1,358,642	338,743	364,467	516,752	2,578,604
Other liabilities	162,235	162,235	27,041	—	351,511

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	66,999,392
Foreign currency	(1)	3,280,890

Non-current
Local currency	(1)	583,714

(1)	Does not accrue interest, except for Ps. 2,929,778 that accrue interest at a variable market rate.

b)	Other receivables, net:

Current
Local currency	(1)	41,972,898
Foreign currency	(1)	613,409

Non-current
Local currency	(1)	476,056

(1)	Does not accrue interest, except for Ps. 11,083,250 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency	(1)	17,481,929
Foreign currency	(2)	458,298

(1)	Does not accrue interest.
(2)	Does not accrue interest, except for Ps 20,866 that accrue interest at a variable market rate.

d)	Customer advances:

Current
Local currency	(1)	50,385,417
Foreign currency	(1)	424,134

Non-current
Local currency	(1)	39,842,892

(1)	Does not accrue interest, except for Ps. 3,734,481 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

e)	Financial bank loans:

		Ps.
Current
Local currency	(1)	41,711,032
Foreign currency	(1)	31,992,939

Non-current
Local currency	(1)	114,931,709
Foreign currency	(1)	537,575,275

(1)	Includes Ps. 708,096,511 that accrue interest at a fixed rate and Ps. 18,114,444 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	9,051,519

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	28,445,913

Non-Current
Local currency	(1)	20,046,957

(1)	Does not accrue interest, except for Ps. 1,828,280 that accrue interest at a fixed rate.

h)	Related parties:

Current
Local currency	(1)	9,063,244

(1)	Does not accrue interest.

i)	Other liabilities:

Current
Local currency	(1)	10,245,102

Non-current
Local currency	(1)	363,511

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

j)	Provisions

Ps.
Non-current
Local currency	(1)	4,366,367

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the unaudited basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the unaudited basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the unaudited basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

ALTO PALERMO S.A. (APSA)

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	350,230,200	172,880,755	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	154,347,650	56,797,803	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	168,615,600	92,935,978	Fire, full risk and dismissed profit
Patio Bullrich Shopping	95,626,215	96,251,813	Fire, full risk and dismissed profit
Alto Noa Shopping	77,724,735	24,517,222	Fire, full risk and dismissed profit
Alto Rosario Shopping	166,950,490	82,641,518	Full risk, construction and assembly,
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 11.

Autonomous City of Buenos Aires, November 11, 2008.

Alejandro G. Elsztain
Executive Vice-President
Acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2008 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2008 and 2007 and the complementary notes 1 to 28 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2008 and 2007, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report on September 8, 2008, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2008 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2008, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 2,643,837, which was not claimable at that date.

Autonomous City of Buenos Aires, November 11, 2008

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Dr. Norberto Fabián Montero	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 18, 2008